    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                      INTERNATIONAL RECTIFIER CORPORATION
             (Exact name of registrant as specified in its charter)

               DELAWARE                                 95-1528961
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification No.)

                               233 KANSAS STREET
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 322-3331
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ERIC LIDOW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      INTERNATIONAL RECTIFIER CORPORATION
                               233 KANSAS STREET
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 322-3331
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                             Gerald A. Koris, Esq.
                               233 Kansas Street
                          El Segundo, California 90245
                                 (310) 640-6552

     Kendall R. Bishop, Esq.               John R. Light, Esq.
        O'Melveny & Myers                    Latham & Watkins
  1999 Avenue of the Stars, 7th     633 West Fifth Street, Suite 4000
              Floor                   Los Angeles, California 90071
Los Angeles, California 90067-6035            (213) 485-1234
          (310) 553-6700

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED
                                                    PROPOSED          MAXIMUM
                                                     MAXIMUM         AGGREGATE        AMOUNT OF
       TITLE OF SHARES             AMOUNT TO     OFFERING PRICE      OFFERING       REGISTRATION
       TO BE REGISTERED          BE REGISTERED    PER SHARE (1)      PRICE (1)         FEE (1)
Common stock, $1.00 par value      5,175,000         $23.06        $119,348,438        $41,155

(1) Estimated solely for the purpose of calculating the amount of the registration fee. Pursuant to Rule 457(c), the registration fee is based upon the average of the high and low prices of the Registrant's Common Stock as reported on the New York Stock Exchange Composite Tape on October 25, 1994.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains a Prospectus relating to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate of 3,600,000 shares of Common Stock, $1.00 par value, of International Rectifier Corporation (the "Common Stock"), together with separate Prospectus pages relating to a concurrent offering outside the United States and Canada of an aggregate of 900,000 shares of Common Stock (the "International Offering"). The prospectuses for the U.S. Offering and the International Offering will be identical with the exception of the following alternate pages for the International Offering: a front cover page, a back cover page, and a "Certain United States Federal Tax Consequences to Non-United States Holders" section.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to Completion, dated October 28, 1994
PROSPECTUS
                                4,500,000 SHARES
                                     [LOGO]
                      INTERNATIONAL RECTIFIER CORPORATION
                                  COMMON STOCK
                                ----------------

    All of the 4,500,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), offered hereby are being sold by International Rectifier Corporation ("IR" or the "Company"). Of the 4,500,000 shares of Common Stock offered, 3,600,000 shares will be offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 900,000 shares will be offered concurrently outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering will be identical. See "Underwriting."

    The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "IRF." On October 27, 1994, the closing price for the Common Stock on the New York Stock Exchange Composite Tape was $23.625 per share. See "Price Range of Common Stock and Dividend Policy."
                             ---------------------

    SEE "RISK FACTORS" FOR CERTAIN MATTERS RELEVANT TO AN INVESTMENT IN THE
                            COMPANY'S COMMON STOCK.
                             ---------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
    AND  EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION  NOR HAS
       THE   SECURITIES   AND   EXCHANGE   COMMISSION   OR   ANY    STATE
           SECURITIES   COMMISSION  PASSED   UPON  THE   ACCURACY  OR
              ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                Underwriting
                                                                 Discounts
                                               Price                and             Proceeds to
                                             to Public        Commissions (1)       Company (2)
Per Share..............................  $                   $                   $
Total (3)..............................  $                   $                   $

(1) The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before  deducting estimated expenses of the Offerings of $          payable
     by the Company.
(3) The Company has granted the U.S. Underwriters and the International Managers a 30-day option to purchase up to 675,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
     to  Company will be $          , $           and $          , respectively.
     See "Underwriting."

                             ---------------------

    The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New
York, New York on or about            , 1994.
                             ---------------------
LEHMAN BROTHERS

             KIDDER, PEABODY & CO.
                          Incorporated

                           MONTGOMERY SECURITIES

                                        PAINEWEBBER INCORPORATED

                                                               SMITH BARNEY INC.

              , 1994

                           [INSIDE FRONT COVER PHOTO]

[PHOTO1]
Daytime aerial photo of International Rectifier's HEXFET America site.

[CAPTION]
HEXFET America, International Rectifier's principal power MOS transistor fabrication and assembly facility in Temecula, California, processes wafers using linear flow manufacturing similar to a production line for automobiles. In-line production sharply reduces manufacturing cycle time and inventory requirements.

To meet rising demand for power MOSFETs and IGBTs, International Rectifier is planning to increase the plant's wafer fabrication capacity by approximately 75%. The expansion is now in progress, and additional capacity is scheduled to be in production by the end of calendar 1995.

    IN CONNECTION WITH THE OFFERINGS, THE U.S. UNDERWRITERS AND THE INTERNATIONAL MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THE PROSPECTUS ASSUMES NO EXERCISE OF THE U.S. UNDERWRITERS' AND INTERNATIONAL MANAGERS' OVER-ALLOTMENT OPTION (SEE "UNDERWRITING"). THE COMPANY'S FISCAL YEAR END IS JUNE 30 (SEE "NOTE 1 -- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS").

                                  THE COMPANY

    International Rectifier Corporation ("IR" or the "Company") is a major worldwide supplier of power semiconductors, which convert electricity in products using electrical current. The Company's trademarked HEXFET-R- power MOSFETs (Metal Oxide Semiconductor Field Effect Transistors), IGBTs (Insulated Gate Bipolar Transistors), rectifiers and thyristors enable IR to provide customers with integrated solutions to their power conversion needs.

    According to statistics published by the Semiconductor Industry Association ("SIA") for calendar 1993, the Company had a 19% market share of the $1.1 billion power MOS transistor segment, comprised of power MOSFETs and IGBTs. Accordingly, the Company believes it is the world leader in the power MOS transistor market. Power MOSFETs and IGBTs comprised over two-thirds of the Company's fiscal 1994 sales. SIA data indicates that industry-wide sales of power MOS transistors in calendar 1993 increased 23% over 1992 levels, and that, over the past five years, power MOSFET and IGBT sales have grown at an average annual rate of 26%.

    Applications for the Company's products include:

    AUTOMOBILES: anti-lock braking systems, fuel injection systems, air bags and power accessories;
    COMMUNICATIONS EQUIPMENT: telephone networks, satellites and modems; COMPUTERS AND PERIPHERALS: power supplies and disk drives in desktop, mainframe and portable computers and printers;
    CONSUMER ELECTRONICS AND LIGHTING: fluorescent lighting ballasts, home entertainment equipment and household appliances;
    INDUSTRIAL EQUIPMENT: motor-driven production lines, instrumentation and test equipment, machine tools, fork lifts and welders; and
    OFFICE EQUIPMENT: copiers and facsimile machines.

    The Company has operated internationally for 35 years. In fiscal 1994, over 50% of the Company's sales were to foreign customers, divided almost evenly between Europe and Asia, and the remainder were to customers in North America. The Company's customers include global industry leaders such as AT&T Technologies Inc., Conner Peripherals, Inc., General Motors Corporation, Hewlett Packard Co., International Business Machines Corp., Matsushita Electric Industry Company, Ltd., Sanken Electric Company, Ltd., Siemens AG and Sony Corporation.

    To meet rising demand for power MOS transistors, the Company is expanding its wafer fabrication capacity at HEXFET America, its power MOSFET plant in Temecula, California. The estimated $75.0 million expansion, which will be funded in part with the proceeds of the Offerings, should be completed by the end of calendar 1995. The expansion is estimated ultimately to increase HEXFET America's wafer fabrication capacity by about 75%. See "Use of Proceeds" and "Business -- Manufacturing."

    At September 30, 1994, the Company had an order backlog of approximately $132.5 million as compared to $85.6 million at September 30, 1993 and $121.8 million at June 30, 1994.

    Reference is made to the Glossary for the definition of certain technical terms used in this Prospectus.

                                 THE OFFERINGS

Common Stock offered by the Company.............................. 4,500,000 shares
Common Stock outstanding after the Offerings..................... 24,892,323(1)
New York Stock Exchange Symbol................................... IRF
Use of Proceeds.................................................. To expand the Company's wafer fabrication capacity at its  HEXFET
                                                                 America  facility, provide funds  for capital expenditures, repay
                                                                 debt  and  for  general  corporate  purposes  including   working
                                                                 capital.

- ------------------------
(1)  Based  on 20,392,323 shares outstanding on September 30, 1994 and excluding
     an  aggregate  of  268,320  shares   issuable  upon  exercise  of   options
     outstanding on September 30, 1994 under the Company's stock option plans.

                         SUMMARY FINANCIAL INFORMATION

                                  THREE MONTHS
                                ENDED SEPTEMBER
                                30, (UNAUDITED)   FISCAL YEARS ENDED JUNE 30,
                                ----------------  ----------------------------
                                 1994     1993      1994      1993      1992
                                -------  -------  --------  --------  --------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS
Revenues......................  $92,253  $73,094  $328,882  $281,732  $265,495
Gross profit..................   31,514   23,420   108,938    79,048    79,058
Operating profit..............    8,917    3,260    23,549     2,328    10,882
Interest expense, net.........     (912)    (760)   (3,625)   (2,250)   (1,436)
Income (loss) before income
 taxes........................    7,826    2,306    18,874    (2,597)   10,512
Net income (loss).............    6,498    1,976    15,714    (3,033)    9,237
Net income (loss) per share...  $  0.32  $  0.10  $   0.78  $  (0.15) $   0.46
Average common and common
 equivalent shares
 outstanding..................   20,596   20,360    20,428    20,087    20,107

                                                      SEPTEMBER 30, 1994
                                                         (UNAUDITED)
                                                    ----------------------
                                                     ACTUAL   ADJUSTED (1)
                                                    --------  ------------
                                                        (IN THOUSANDS)
BALANCE SHEET
Working capital...................................  $ 66,888    $167,901
Total assets......................................   348,489     432,602
Short-term debt...................................    41,467      24,567
Long-term debt, less current maturities...........    28,605      28,605
Stockholders' equity..............................   210,303     311,316

- ------------------------
(1) Adjusted to reflect the sale of 4,500,000 shares by the Company pursuant to the Offerings, and the application of the net proceeds.

                                  THE COMPANY

    IR is a major worldwide supplier of power semiconductors which convert electricity at relatively high voltage and current levels in products such as automobiles, communications equipment, computers and peripherals, consumer electronics and lighting, industrial equipment and office equipment. The process of power conversion can be viewed in four stages: input rectification, control, switching and output rectification. Input rectification conditions off-line electricity, typically rectifying alternating current to direct current. The control function measures incoming electricity and sends a signal to a switch. The switch packages the current into discrete units. Output rectification reconfigures the elements into a form useable by electrically operated equipment. IR supplies products that perform each of these four basic functions.

    IR was founded as a California corporation in 1947 and reincorporated in Delaware in 1979. Its executive offices are located at 233 Kansas Street, El Segundo, California 90245 and its telephone number is (310) 322-3331.

                                  RISK FACTORS

    Prospective investors should carefully consider the following factors in addition to the other information provided elsewhere in this Prospectus or incorporated by reference herein in evaluating an investment in the Company's Common Stock.

EXPANSION RISKS

    The Company is expanding wafer fabrication capacity at HEXFET America, its power MOSFET plant in Temecula, California. Although the Company has not yet experienced, and does not anticipate, any delays in construction or existing production at HEXFET America, there can be no assurance that the Company will not experience such delays or other delays in ramping up production or in changing process technologies. See "Business -- Manufacturing."

MANUFACTURING RISKS

    The Company's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Minute impurities or other difficulties in the manufacturing process can lower yields. In the past, the Company has experienced assembly output limitations that have constrained sales. There can be no assurance that the Company will not experience manufacturing difficulties in the future. In addition, although HEXFET America is designed to resist large magnitude earthquakes and other natural disasters, the Company's operations would be materially adversely affected if production at this facility were interrupted. See "Business -- Manufacturing."

CONCENTRATION OF SUPPLIERS AND ASSEMBLERS

    Although the Company generally uses materials and parts available from multiple suppliers, the Company has only a limited number of suppliers for certain materials and parts. The Company has not experienced any substantial production delays from materials or parts shortages in the past. The Company believes that alternate suppliers for these materials and parts are available, but there can be no assurance that the Company will not experience interruption of such supplies in the future.

    During IR's recent expansion program at HEXFET America, a subcontractor that provided assembly for up to 30% of IR's fastest-growing product line discontinued this kind of production, resulting in product shortages. Approximately 25% of the Company's power MOSFETs are currently assembled by two subcontractors in Southeast Asia. The Company believes that these subcontractors and alternative assembly subcontractors provide adequate assembly capacity. Interruptions in assembly could, however, have a material adverse impact on the Company's operations. There can be no assurance that the Company will not experience interruption of such assembly operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SIGNIFICANT INTERNATIONAL OPERATIONS

    Over 50% of the Company's revenues were derived from sales in foreign markets in fiscal 1994. The Company expects revenues from foreign markets to continue to represent a significant portion of total revenues. The Company owns and uses subcontract manufacturing and assembly facilities in England, Italy,

Mexico, Japan and the Philippines, among others, and sells products manufactured domestically to foreign customers. The Company's foreign operations are subject to the usual risks that may affect such operations, including currency fluctuations, difficulty collecting receivables and possible governmental actions, tariffs, taxes, future import and export restrictions and political and governmental changes.

TECHNOLOGICAL CHANGE

    The power semiconductor market is subject to technological change and evolving industry standards. To remain competitive, the Company must continue to devote significant resources to advance process technologies to reduce semiconductor die size, increase product performance and improve manufacturing yields. There can be no assurance that the Company's competitors will not develop new technologies that are substantially equivalent or superior to the Company's patented technology or that the Company will be able to continue enhancing existing processes or developing new technologies. See "Business -- Research and Development," and "-- Competition."

PROTECTION OF INTELLECTUAL PROPERTY

    The Company relies on its patents and technological know-how to protect its market position. See "Business -- Intellectual Property." There can be no assurance that the Company will be able to protect its intellectual property rights effectively. In addition, protection of the Company's intellectual property rights in foreign markets is not as strong as the protection afforded to its intellectual property in the United States. From time to time, the Company and certain companies have asserted patent rights against each other. The Company is presently engaged in such litigation, involving power MOSFET and IGBT patents, with one of its competitors. There can be no assurance that the Company will be successful with respect to litigation or other proceedings involving patent rights or that such litigation might not increase the Company's costs of doing business, expose the Company to substantial monetary damages or interfere with the sale of its products. The Company has incurred, and could incur in the future, substantial costs protecting its intellectual property or defending infringement claims. See "Business -- Legal Proceedings."

SECURITIES LAWS LITIGATION

    The Company, its directors and certain officers have been named as defendants in three class action lawsuits in California which allege certain intentional and negligent misrepresentations and violations of the federal securities laws in connection with the Company's public offering of common stock in April 1991 and the redemption in June 1991 of the Company's 9% Convertible Subordinated Debentures and certain other matters. Although the Company believes that the allegations in these lawsuits are without merit, the ultimate outcome cannot be presently determined, and a substantial judgment or settlement, if any, could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Legal Proceedings."

COMPETITION

    The Company competes with a number of different manufacturers in each of its major product areas. Many of these companies have substantially greater financial, technical, manufacturing and marketing resources than the Company. IR's ability to compete depends upon a number of factors, including new product and process technologies introduced by the Company and its competitors, customer acceptance of the Company's products, cost-effective manufacturing, enforcement of intellectual property rights and general market and economic conditions. Some of these factors are out of the Company's control. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors. See "Business -- Competition."

CHANGE OF CONTROL PROVISIONS

    The Company's Certificate of Incorporation and Bylaws contain provisions that make it more difficult for a third party to acquire, or that discourage a third party from attempting to acquire, control of the Company. In addition, as a Delaware corporation, the Company is subject to the restrictions imposed under
Section 203 of the Delaware General Corporation Law which prevent the Company from engaging in certain change of control transactions with certain of its stockholders under certain circumstances. See "Description of Capital Stock."

STOCK PRICE VOLATILITY

    The Company's Common Stock has experienced substantial price volatility which also may occur in the future, particularly as a result of quarter-to-quarter variations in the actual or anticipated financial results of the Company or other companies in the semiconductor industry or in the markets served by the Company, or announcements by the Company or its competitors regarding new product introductions. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies' stocks in particular and that have often been unrelated to the operating performance of these companies. These factors may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 4,500,000 shares of Common Stock offered hereby are estimated to be approximately $101.0 million ($116.2 million if the Underwriters' over-allotment option is exercised in full). The Company anticipates spending approximately $70.1 million of the proceeds to expand its wafer fabrication capacity at HEXFET America. See "Business -- Manufacturing." Approximately $9.9 million of the proceeds will be used to repay amounts outstanding under the Company's domestic revolving credit facility and approximately $7.0 million of the proceeds will be used to repay amounts outstanding under short-term foreign loans. The interest rate on domestic borrowings to be repaid is either LIBOR plus 1.25% or prime and the weighted average rate on foreign debt that will be repaid was 7.9% at September 30, 1994. The remainder of the proceeds will be used for working capital and general corporate purposes. Notwithstanding the debt repayments, the Company may reborrow in the future to support potential expansion and growth activities. Pending application of the funds, the net proceeds may be used to pay down additional short-term debt obligations and may be invested in short-term, interest-bearing obligations.

                                 CAPITALIZATION

    The following table sets forth the unaudited consolidated capitalization of the Company at September 30, 1994, and as adjusted for the sale by the Company of the 4,500,000 shares of Common Stock offered hereby, and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                                                              SEPTEMBER 30, 1994
                                                                                            ----------------------
                                                                                                            AS
                                                                                              ACTUAL     ADJUSTED
                                                                                            ----------  ----------
                                                                                                (IN THOUSANDS)
Short-term debt:
  Bank loans..............................................................................  $   34,853  $   17,953
  Long-term debt -- due within one year, including current maturities.....................       6,614       6,614
                                                                                            ----------  ----------
                                                                                            $   41,467  $   24,567
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Long-term debt, less current maturities:
  Capitalized lease obligations payable in varying monthly installments primarily at rates
   from 6.9% to 16.6%.....................................................................  $   11,747  $   11,747
  10.55% property mortgage due in equal monthly installments to 2011......................       4,170       4,170
  Domestic bank loans collateralized by equipment, payable in varying monthly installments
   at rates from 7.1% to 9.0%, due in 1995 through 1999...................................       4,834       4,834
  Foreign bank loans collateralized by property and/or equipment, payable in varying
   monthly installments at rates from 6.5% to 10.8%, due in 1997 through 2000.............       3,787       3,787
  Foreign unsecured bank loans payable in varying monthly installments at rates from 4.0%
   to 11.9%, due in 1998 through 2006.....................................................       4,067       4,067
                                                                                            ----------  ----------
                                                                                                28,605      28,605
                                                                                            ----------  ----------
Stockholders' equity:
  Common shares, $1.00 par value, 30,000,000 shares authorized, 20,392,323 shares issued
   and outstanding (24,892,323 shares as adjusted)(1).....................................      20,392      24,892
  Capital contributed in excess of par value of shares....................................     168,508     265,021
  Retained earnings.......................................................................      25,998      25,998
  Cumulative translation adjustments......................................................      (4,595)     (4,595)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................     210,303     311,316
                                                                                            ----------  ----------
    Total capitalization..................................................................  $  238,908  $  339,921
                                                                                            ----------  ----------
                                                                                            ----------  ----------

- ------------------------
(1) Excludes 268,320 shares issuable upon exercise of options pursuant to the Company's stock option plans as of September 30, 1994.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "IRF." The following table sets forth the range of high and low closing prices of the Common Stock on the New York Stock Exchange Composite Tape for the periods presented.

                                                            PRICE RANGE
                                                       ----------------------
FISCAL YEAR                                              HIGH          LOW
- --------------------------------------------------     --------      --------
1993
  First Quarter...................................     $ 10          $  8
  Second Quarter..................................       13             8 7/8
  Third Quarter...................................       13 1/2        11
  Fourth Quarter..................................       12 5/8        10
1994
  First Quarter...................................       13 1/8        10 1/4
  Second Quarter..................................       14 7/8        10 1/4
  Third Quarter...................................       19            13 7/8
  Fourth Quarter..................................       17 1/8        13 1/2
1995
  First Quarter...................................       22 1/4        15 1/8
  Second Quarter (through October 27).............       24            19 1/4

    The closing price of the Company's Common Stock is set forth on the cover page of this Prospectus. On October 20, 1994, the Company had 1,759 stockholders of record.

                                DIVIDEND POLICY

    No dividends have been declared or paid since October 1, 1981. The Company does not intend to pay cash dividends in the foreseeable future as all funds will be reinvested in its operations. Furthermore, under certain credit agreements, the Company is not permitted to pay any cash dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data as of June 30, 1994 and 1993 and for the fiscal years ended June 30, 1994, 1993 and 1992 are derived from the audited consolidated financial statements of the Company and should be read in conjunction with the audited consolidated financial statements and notes with respect thereto included herein. The selected consolidated financial data as of June 30, 1992, 1991 and 1990, and for the fiscal years ended June 30, 1991 and 1990 are derived from audited consolidated financial statements of the Company which are not included herein. Information at September 30, 1994 and 1993 and for the three month periods ended September 30, 1994 and 1993 is unaudited but reflects all material adjustments (consisting of normal recurring adjustments) which in the Company's opinion are necessary to present the information in accordance with generally accepted accounting principles. The operating results for the three month period ended September 30, 1994 are not necessarily indicative of the operating results for the full fiscal year.

                                            THREE MONTHS ENDED
                                              SEPTEMBER 30,                   FISCAL YEARS ENDED JUNE 30,
                                           --------------------  -----------------------------------------------------
                                             1994       1993       1994       1993       1992       1991       1990
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1)
Revenues.................................  $  92,253  $  73,094  $ 328,882  $ 281,732  $ 265,495  $ 252,800  $ 229,863
Cost of sales............................     60,739     49,674    219,944    202,684    186,437    167,044    162,075
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit.............................     31,514     23,420    108,938     79,048     79,058     85,756     67,788
Selling and administrative expense.......     18,486     16,350     69,008     62,637     58,771     51,544     41,526
Research and development expense.........      4,111      3,810     16,381     14,083      9,405      7,538      6,585
Restructuring charge.....................         --         --         --         --         --      1,000         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating profit.........................      8,917      3,260     23,549      2,328     10,882     25,674     19,677
Interest expense, net....................       (912)      (760)    (3,625)    (2,250)    (1,436)   (13,266)   (17,062)
Other income (expense)...................       (179)      (194)    (1,050)    (2,675)     1,066      5,825          8
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and
 extraordinary item......................      7,826      2,306     18,874     (2,597)    10,512     18,233      2,623
Provision for income taxes...............      1,328        330      3,160        436      1,275      1,086        466
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary
 item....................................      6,498      1,976     15,714     (3,033)     9,237     17,147      2,157
Extraordinary item, net..................         --         --         --         --         --        726         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)........................  $   6,498  $   1,976  $  15,714  $  (3,033) $   9,237  $  16,421  $   2,157
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME (LOSS) PER SHARE:
  Before extraordinary item..............  $    0.32  $    0.10  $    0.78  $   (0.15) $    0.46  $    1.30  $    0.18
  Extraordinary item.....................         --         --         --         --         --      (0.06)        --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share............  $    0.32  $    0.10  $    0.78  $   (0.15) $    0.46  $    1.24  $    0.18
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Average common and common equivalent
 shares outstanding......................     20,596     20,360     20,428     20,087     20,107     13,210     11,733
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                             AT SEPTEMBER 30,                         AT JUNE 30,
                                           --------------------  -----------------------------------------------------
                                             1994       1993       1994       1993       1992       1991       1990
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA
Working capital..........................  $  66,888  $  61,319  $  67,165  $  58,116  $  67,538  $  74,900  $  25,889
Total assets.............................    348,489    287,461    330,574    278,448    285,880    250,263    217,532
Short-term debt..........................     41,467     29,852     33,310     27,539     27,135     15,821     27,309
Long-term debt, less current
 maturities..............................     28,605     14,158     26,817     11,810     11,535     11,921    120,139
Stockholders' equity.....................    210,303    188,295    202,943    186,074    191,703    179,535     21,572

- ------------------------------
(1) Certain reclassifications have been made to previously reported amounts to conform with current year presentation.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents certain unaudited quarterly information for each of the Company's last nine quarters. Quarterly results of operations are not necessarily indicative of the results expected for the full year period. For a discussion of seasonality, see "Management's Discussion and Analysis of Financial Condition and Operations -- Seasonality."

                                                                  THREE MONTHS ENDED
                   -----------------------------------------------------------------------------------------------------------------
                   SEPTEMBER 30,  JUNE 30,  MARCH 31,  DECEMBER 31,  SEPTEMBER 30,  JUNE 30,  MARCH 31,  DECEMBER 31,  SEPTEMBER 30,
                       1994         1994      1994         1993          1993         1993      1993         1992          1992
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........    $92,253     $92,432    $84,252     $79,104        $73,094     $75,728    $70,572     $70,452        $64,980
Cost of sales.....     60,739      60,637     56,142      53,491         49,674      53,547     50,059      51,035         48,043
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
  Gross profit....     31,514      31,795     28,110      25,613         23,420      22,181     20,513      19,417         16,937
Selling and
 administrative
 expense..........     18,486      18,402     17,465      16,791         16,350      16,182     15,827      15,502         15,126
Research and
 development
 expense..........      4,111       4,401      4,201       3,969          3,810       3,929      3,606       3,593          2,955
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
  Operating profit
   (loss).........      8,917       8,992      6,444       4,853          3,260       2,070      1,080         322         (1,144)
Other income
 (expense)
  Interest --
   net............       (912)       (910)    (1,161)       (794)          (760)       (698)      (574)       (445)          (533)
  Other -- net....       (179)       (341)      (218)       (297)          (194)       (432)      (180)     (1,674)          (389)
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
Income (loss)
 before income
 taxes............      7,826       7,741      5,065       3,762          2,306         940        326      (1,797)        (2,066)
Provision for
 income taxes.....      1,328       1,279        859         692            330         227        201         196           (188)
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
Net income
 (loss)...........    $ 6,498     $ 6,462    $ 4,206     $ 3,070        $ 1,976     $   713    $   125     $(1,993)       $(1,878)
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
Net income (loss)
 per share........    $  0.32     $  0.32    $  0.21     $  0.15        $  0.10     $  0.04    $  0.01     $ (0.10)       $ (0.09)
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
Average common and
 common equivalent
 shares
 outstanding......     20,596      20,476     20,477      20,398         20,360      20,315     20,299      19,982         19,968
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------
                   -------------  --------  ---------  ------------  -------------  --------  ---------  ------------  -------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The   following  table  sets  forth   certain  items  included  in  selected
consolidated financial data as a percentage of revenues.

                                 THREE MONTHS ENDED
                                   SEPTEMBER 30,
                                    (UNAUDITED)         FISCAL YEARS ENDED JUNE 30,
                                 ------------------    -----------------------------
                                  1994       1993       1994       1993       1992
                                 -------    -------    -------    -------    -------
Revenues......................     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales.................      65.8       68.0       66.9       71.9       70.2
                                 -------    -------    -------    -------    -------
Gross profit..................      34.2       32.0       33.1       28.1       29.8
Selling and administrative
 expense......................      20.1       22.3       21.0       22.2       22.1
Research and development
 expense......................       4.5        5.2        5.0        5.0        3.5
                                 -------    -------    -------    -------    -------
Operating profit..............       9.6        4.5        7.1        0.9        4.2
Interest expense, net.........      (1.0)      (1.0)      (1.1)      (0.8)      (0.6)
Other income (expense)........      (0.2)      (0.3)      (0.3)      (1.0)       0.4
                                 -------    -------    -------    -------    -------
Income (loss) before income
 taxes........................       8.4        3.2        5.7       (0.9)       4.0
Provision for income taxes....       1.4        0.5        0.9        0.2        0.5
                                 -------    -------    -------    -------    -------
Net income (loss).............       7.0%       2.7%       4.8%      (1.1)%      3.5%
                                 -------    -------    -------    -------    -------
                                 -------    -------    -------    -------    -------

    THREE MONTHS ENDED SEPTEMBER 30, 1994 COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 1993

    Revenues for the three months ended September 30, 1994 increased 26.2% to $92.3 million from $73.1 million in the prior year period. The Company's revenue increase reflected rising demand for the Company's power MOSFETs and related devices, which resulted in a 29% increase in revenues from these products. Revenues from the thyristor and rectifier product lines increased 20% which reflected unseasonally strong demand in Europe. Changes in foreign exchange rates positively impacted revenues by approximately $1.0 million. Revenues in the current quarter included $2.2 million of net patent royalties compared to $2.4 million in the prior year period.

    Gross profit for the three months ended September 30, 1994 was 34.2% of revenues ($31.5 million) versus 32.0% of revenues ($23.4 million) in the prior year period. The increased margin reflected greater manufacturing volume and efficiencies in both the Company's growth and mature products.

    In the three months ended September 30, 1994, selling and administrative expense was 20.1% of revenues ($18.5 million) versus 22.3% of revenues ($16.4 million) in the prior year period. The decreased percentage reflects the Company's continued commitment to reducing operating expenses as a percentage of revenues.

    In the three months ended September 30, 1994, the Company's research and development expenditures increased $0.3 million to $4.1 million (4.5% of revenues) from $3.8 million (5.2% of revenues) in the prior year period. The Company's research and development program was, and continues to be, focused on the advancement and diversification of the HEXFET product line, the expansion of the related IGBT products and the development of Control ICs and power products that work in combination with HEXFETs and IGBTs to improve system performance.

    FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993

    The Company operates on a fiscal calendar under which the twelve months ended July 3, 1994 consisted of 52 weeks compared to 53 weeks in the twelve months ended July 4, 1993.

    Revenues for fiscal 1994 increased 16.7% to $328.9 million from $281.7 million in the prior year. The Company's revenue increase reflected continued growing demand for the Company's power MOSFETs and related devices which resulted in a 23.4% increase in revenues from these products. Offsetting this revenue increase was a 6.2% decrease in revenues from the Company's thyristor and rectifier product lines. This downturn reflected slow starting economies in key European markets in the first half, and the planned consolidation of these mature product lines. Changes in foreign exchange rates negatively impacted revenues by approximately $2.0 million. Revenues for fiscal 1994 also included $9.0 million of net patent royalties compared to $9.5 million in the prior period.

    Gross profit was 33.1% of revenues ($108.9 million) in fiscal 1994 versus 28.1% of revenues ($79.0 million) in fiscal 1993. The increased margin reflected IR's recovery from production constraints in fiscal 1993. In addition, greater MOSFET manufacturing volume and efficiencies resulted in lower per unit product costs and enabled the Company to balance output to market demand and return to a normal mix of original equipment manufacturers, distribution and higher margin spot market business.

    In the fourth quarter of fiscal 1993 the Company extended the useful lives of certain assets. This change positively impacted gross profit by approximately $2.6 million (0.8% of revenues) during fiscal 1994.

    In fiscal 1994, selling and administrative expense was 21.0% of revenues ($69.0 million) versus 22.2% of revenues ($62.6 million) in fiscal 1993. The decreased percentage reflects the Company's continued commitment to reducing operating expenses as a percentage of revenues.

    In fiscal 1994, the Company's research and development expenditures increased $2.3 million to $16.4 million (5.0% of revenues) from $14.1 million (5.0% of revenues) in the prior period. The Company's research and development program was focused on the advancement and diversification of the HEXFET product line, the expansion of the related IGBT products and the development of Control ICs and power products that work in combination with HEXFETs and IGBTs to improve system performance. Included in 1994 research and development expenses are the costs associated with efforts started in Japan in fiscal 1994 to reduce assembly costs and to develop new assembly processes.

    The major components of other expense include a $0.9 million charge for the consolidation of the Company's power products operations, $0.4 million of severance costs and $0.3 million on the disposal of property, plant and equipment, offset by $0.4 million in foreign currency transaction gains.

    FISCAL YEAR 1993 COMPARED WITH FISCAL YEAR 1992

    The Company operates on a fiscal calendar year under which the twelve months ended July 4, 1993 consisted of 53 weeks compared to 52 weeks in the twelve months ended June 28, 1992.

    Revenues for fiscal 1993 increased 6.1% to $281.7 million from $265.5 million in the prior year. The Company's revenue increase was primarily a result of higher sales of the Company's power MOSFET devices and increased net patent royalties. Changes in foreign exchange rates negatively impacted revenues by approximately $2.5 million. Revenues for fiscal 1993 also include $9.5 million of net patent royalties compared to $5.7 million in the prior period.

    During fiscal 1992 and the first three fiscal quarters of 1993, sales of the Company's power MOSFET devices were constrained because of assembly output limitations. In the second half of fiscal 1992, the Company began a program to expand assembly capacity for power MOSFETs at HEXFET America. During this expansion program a subcontractor that provided assembly for up to 30% of IR's fastest-growing product line discontinued this kind of production. Delays in receiving and ramping up equipment at HEXFET America were compounded by the need to replace the subcontractor. Product shortages curtailed IR's growth and negatively affected its share of the power MOSFET market.

    Gross profit was 28.1% of revenues ($79.0 million) in fiscal 1993 versus 29.8% of revenues ($79.1 million) in fiscal 1992. Margins reflected less efficient operation during the above assembly expansion ramp-up and product allocation that favored industry-leading original equipment manufacturer customers over higher-margin spot market business. Gross profit for the first half of fiscal 1993 was 26.8% of revenues as compared to 29.2% of revenues for the last half of fiscal 1993. First-half margins also reflected a decrease in wafer fabrication rates to accommodate a lower assembly production rate. Second-half margins reflected greater manufacturing volume and efficiencies and an increase in net patent royalties.

    In fiscal 1993, selling and administrative expense increased $3.8 million to $62.6 million (22.2% of revenues) from $58.8 million (22.1% of revenues) in the prior period. These increases reflect planned revenue increases, as well as increases associated with an additional week of operations reported in fiscal 1993.

    In fiscal 1993, the Company's research and development expenditures increased $4.7 million to $14.1 million (5.0% of revenues) from $9.4 million (3.5% of revenues) in the prior period. The Company's research and development program is focused on the advancement and diversification of the HEXFET product line and expansion of the related IGBT products. Efforts are also directed to the development of Control ICs and power products that work in combination with HEXFETs and IGBTs to improve system performance. The increase in research and development expenditures in fiscal 1993 contributed to more new product introductions in fiscal 1993.

    Other expense included a $1.1 million charge for the settlement of a breach of contract lawsuit, $1.1 million of severance costs and $0.2 million related to the buyout of a lease upon early termination.

SEASONALITY

    The Company has experienced moderate seasonality in its business in recent years. On average over the past three years, the Company has reported approximately 47% of annual revenues in the first half and 53% in the second half of its fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1994, the Company had established $79.0 million in domestic and foreign revolving credit facilities, of which $34.9 million had been borrowed by the Company. Based upon covenant and collateral limitations under the revolving credit facilities, the Company had $23.9 million available for borrowing at September 30, 1994. In addition, at September 30, 1994 the Company had available $16.6 million of unused lines of credit for capital equipment, $11.6 million of cash and cash equivalents and had made purchase commitments of approximately $9.2 million for capital equipment. See "Note 2 -- Notes to Consolidated Financial Statements -- Long-Term Debt and Other Loans."

    The Company intends to spend approximately $75.0 million (of which $4.9 million has been spent through September 30, 1994) to expand wafer fabrication capacity at its HEXFET America facility, most of which is expected to be expended in fiscal 1995. In addition, the Company intends to spend approximately $35.0 million (of which $9.3 million has been spent through September 30, 1994) to expand and maintain assembly capacity, to enhance its Management Information Systems infrastructure and to maintain its existing facilities. The Company intends to fund these capital expenditures and meet its short-term liquidity requirements through cash and cash equivalents on hand, anticipated cash flows from operations, funds available from existing credit facilities and from funds received from the Offerings. The Company is also negotiating with the Industrial Development Authority of the County of Riverside, California for an issuance of $25.0 million of taxable industrial development bonds which will be indirectly backed by the U.S. Department of Housing and Urban Development. The proceeds will be loaned to IR for the expansion at HEXFET America and will be collateralized by the real property at HEXFET America. However, there can be no assurance that any financing will be available under cost-effective terms.

    Although the Company believes that the class action lawsuits brought against the Company and its Board of Directors (See "Business -- Legal Proceedings") are without merit, the ultimate outcome, and any effect on liquidity, thereof cannot be presently determined. For the possible effects of environmental and patent matters on liquidity, see "Business -- Environmental Matters," "-- Intellectual Property" and "-- Legal Proceedings." The Company has not made any provision for liability, if any, that may result upon adjudication of these matters.

INCOME TAXES

    Due in part to the utilization of net operating loss carryforwards ("NOLs"), the Company's effective income tax rate for the three months ended September 30, 1994 and fiscal 1994 was approximately 17%. At September 30, 1994, the Company had NOLs of approximately $23.5 million for federal income tax purposes. These NOLs expire beginning in 2004. The Company also has approximately $5.3 million of tax credits available to offset future U.S. taxes. In addition, the Company anticipates that it will be eligible to receive California state tax credits equal to 6% of the cost of most of the Company's equipment purchased and placed in service in California on or after January 1, 1994. When the NOLs and other available tax credits are fully utilized, the Company will be subject to a normalized tax rate in the range of 35% to 40%.

                                    BUSINESS

    The Company is a major worldwide supplier of power semiconductors which convert electricity at relatively high voltage and current levels in products such as automobiles, communications equipment, computers and peripherals, consumer electronics and lighting, industrial equipment and office equipment.

    The Company designs, manufactures and markets power semiconductors which are used for power conversion. In the same way that oil is refined to produce gasoline to power a car, electricity has to be converted to create useable power to operate equipment. This process of power conversion can be viewed in four stages: input rectification, control, switching and output rectification. Input rectification conditions off-line electricity, typically rectifying alternating current to direct current. The control function measures incoming electricity and sends a signal to a switch. A switch packages the current into discrete units. Output rectification reconfigures the elements into a form usable by electrically operated equipment. The ability of power conversion products to minimize energy lost at each stage in the power conversion process is central to their value.

    Because IR supplies products that perform each of the four basic functions in power conversion, many circuits use more than one type of IR product. This allows IR to develop and package products that work together to optimize overall circuit performance and enables the Company to capitalize more broadly on market-leading products.

                                    [CHART]

ILLUSTRATION DESCRIPTION:
Block diagram demonstrating sequence of four power conversion functions with detail of associated processes and products.

    IR's products are used in all major market sectors. Applications for power semiconductors in automobiles include anti-lock braking and fuel injection systems, power accessories and air bags. Communications applications include telephone networks, satellites and modems. Computer and peripheral applications include power supplies and disk drives for desktop, mainframe and portable computers and printers. Consumer electronics and lighting applications include home entertainment equipment, household appliances and fluorescent lighting ballasts. Power semiconductors are also used widely in industrial applications such as motor-driven production lines, instrumentation and test equipment, machine tools, fork lifts and welders. Office equipment applications include copiers and facsimile machines.

    According to statistics for calendar 1993 published by the SIA, the Company had a 19% market share of the $1.1 billion power MOS transistor segment. Accordingly, the Company believes it is the world leader in the power MOS transistor market. SIA data indicates that industry-wide sales of power MOS transistors in calendar 1993 increased 23% over 1992 levels, and that, over the past five years, power MOS transistor sales have grown at an average rate of 26% per year.

    The Company's major customers include industry leaders such as AT&T Technologies Inc., Conner Peripherals, Inc., General Motors Corporation, Hewlett Packard Co., International Business Machines Corp., Matsushita Electric Industrial Company, Ltd., Sanken Electric Company, Ltd., Siemens AG and Sony Corporation. In fiscal 1994, over 50% of the Company's sales were to foreign customers, divided almost evenly between Europe and Asia, and the remainder were to customers in North America.

POWER SEMICONDUCTOR INDUSTRY

    Semiconductors are silicon-based chips that conduct and block electricity. The semiconductor industry consists principally of the integrated circuit ("IC") and power semiconductor segments. Power semiconductors operate differently from ICs that operate at low power levels and process and convey information in electronic form. IC capability is largely defined by circuit density, which increases as its features are miniaturized. The applications for ICs are generally concentrated in the computer industry and have been subject to frequent redesign, short product life cycles and rapid obsolescence. As a result, the demand for ICs has been highly cyclical.

    In contrast to ICs, power semiconductors operate at higher power levels and perform a single function: they convert electricity to operate a power supply, control a motor or light a lamp. Their capability is largely defined by the level of power that they can handle and their efficiency in converting electric current into a more useful form. The amount of electric current handled and the heat generated limit the rate at which power semiconductors can be miniaturized.

    Advances in power semiconductor performance and decreases in cost-per-function have been achieved through the use of MOS technology. Power MOS transistors (power MOSFETs and IGBTs) have gained an increasing share of the power transistor market. Power MOS transistors offer significant benefits over bipolar transistors, which are power semiconductors that also serve the switching function. Power MOS transistors provide much greater switching speed, which allows the design of higher frequency, more compact circuits. Power MOS transistors are activated by voltage rather than current, so they require less external circuitry to operate, making them more compatible with IC controls. They also offer more reliable long-term performance and are more rugged, so they can better withstand adverse operating conditions. In addition, power MOSFETs and IGBTs compare favorably to bipolar power transistors on a price/ performance basis. The graph below presents SIA data on sales of bipolar transistors and sales of power MOS transistors from calendar 1987 to 1993.

             SALES OF BIPOLAR TRANSISTORS AND POWER MOS TRANSISTORS

                                    [GRAPH]

GRAPH DESCRIPTION:
Area graph of SIA figures on worldwide bipolar and MOS power transistor sales in dollars for calendar years 1987-1993.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                            Power     Bipolar
1987                         0.2        1.2
1988                         0.3        1.5
1989                         0.4        1.4
1990                         0.6        1.5
1991                         0.7        1.4
1992                         0.9        1.4
1993                         1.1        1.6

APPLICATIONS

    Power semiconductors are used in a broad spectrum of commercial and industrial applications, including many products with long life cycles. The Company believes that the demand for power semiconductors is less cyclical than ICs, given power semiconductors' longer product lives and diverse applications. Power semiconductor demand is driven by growth in their end-user markets, replacement of bipolar transistors and proliferation of new end-product applications. The Company believes that markets driving future demand for power semiconductors include:

    PORTABLE ELECTRONICS. Advances in power semiconductors help extend battery life and reduce product size and weight in a variety of products such as laptop and notebook computers, personal digital organizers, cellular telephones, battery-operated appliances and hand tools.

    AUTOMOTIVE ELECTRONIC SYSTEMS. The concentration of solid state electronics in recent model year automobiles has increased rapidly with the proliferation of safety and comfort features. Applications include anti-lock braking systems, air bags, fuel injection systems, electric windows and adjustable mirrors and seats. Adoption of battery operated electric vehicles to reduce emissions would dramatically increase consumption of power MOS transistors.

    ELECTRONIC LIGHTING BALLASTS. Electronic lighting ballasts, which incorporate power MOS transistors, significantly reduce the amount of energy consumed in lighting. Conversion to electronic ballasts has been driven by lower end-user operating costs, longer product life and incentives from electric utilities to encourage energy efficiency.

    VARIABLE SPEED MOTORS. Variable-speed, solid-state controls increase energy efficiency and performance in a broad range of industrial and appliance motors. In addition, clean air legislation is driving the conversion from traditional chlorofluorocarbons ("CFCs") to less toxic refrigerants which compromise energy efficiency. Manufacturers of refrigerators and air conditioners compensate for these less efficient chemicals by using more efficient variable-speed motors controlled by power semiconductors.

PRODUCTS

    The Company's power MOS transistors (principally power MOSFETs) comprised over two-thirds of fiscal 1994 sales. IR also supplies Control ICs, high performance diodes and high power rectifiers and thyristors. The Company believes that this complete line of power conversion products represents a competitive advantage, as IR is able to provide customers with integrated solutions to their power conversion needs.

    The Company's fastest-growing products have comprised a greater proportion of its total revenues during each of the past three fiscal years. The table below shows revenues of IR's growth and mature products in dollar amounts and as a percentage of revenues for the periods indicated. Dollar amounts in the table below are in millions.

                      THREE MONTHS ENDED SEPTEMBER 30,
                                 (UNAUDITED)                           FISCAL YEARS ENDED JUNE 30,
                      ---------------------------------   ------------------------------------------------------
                           1994              1993               1994               1993               1992
                      ---------------   ---------------   ----------------   ----------------   ----------------
Growth (1)..........  $ 77.1   83.6%    $ 60.5   82.8%    $ 269.3   81.9%    $ 218.2   77.5%    $ 201.2   75.8%
Mature (2)..........    15.2   16.4       12.6   17.2        59.6   18.1        63.5   22.5        64.3   24.2
                      -----  --------   -----  --------   ------  --------   ------  --------   ------  --------
   Total............  $ 92.3  100.0%    $ 73.1  100.0%    $ 328.9  100.0%    $ 281.7  100.0%    $ 265.5  100.0%
                      -----  --------   -----  --------   ------  --------   ------  --------   ------  --------
                      -----  --------   -----  --------   ------  --------   ------  --------   ------  --------

- ------------------------
(1) Growth product revenues consist of revenues from HEXFETs, Schottky diodes, Fast Recovery diodes, IGBTs, Control ICs and patent royalties.

(2) Mature product revenues consist of revenues from high power rectifiers and thyristors.

    SWITCHING PRODUCTS

    Power MOS transistors (power MOSFETs and IGBTs) serve the switching function in power conversion to provide an even, useable flow of power for electronic equipment.

        POWER MOSFETS. Through its HEXFET product line, the Company believes it is the world leader in power MOSFETs. The breadth and diversity of the market for these products provide an element of stability in demand.

    Applications for MOSFETs in automobiles include anti-lock brakes, fuel injection systems, power accessories and air bags. Computer/peripheral applications include power supplies, disk drives and printers. Office equipment applications include copiers and facsimile machines. Consumer electronics applications include home entertainment, videocameras, household appliances and power tools. Lighting applications include electronic fluorescent ballasts and compact fluorescent bulbs. Industrial applications include welding, instrumentation and test equipment and automated production lines. Communications applications include telephone networks and modems. Government and aerospace applications include commercial and military satellites, communications equipment, command-and-control systems and missiles.

    Market acceptance and brand recognition of HEXFETs have benefited from the Company's emphasis on quality control and reliability, and the Company believes its standards to be among the most stringent in the industry. Cumulative and current data on long and short-term product reliability is made available to customers quarterly.

        IGBTS. IGBTs are particularly effective in providing the switching function in power conversion applications that require higher current and voltage. IGBTs combine the ease of voltage-driven power MOSFET technology with the conduction efficiency of bipolar transistor technology. The performance and ruggedness of these devices enable them to replace bipolar transistors and thyristors in many high-voltage, high-current motor control and power conditioning applications. Energy-efficient, variable-speed motor controls are an emerging application, and the Company believes electric vehicles will require large quantities of IGBTs for each vehicle. The Company's IGBT technology is closely related to its HEXFET technology, and the Company views them as complementary products.

    CONTROL PRODUCTS

    Control ICs serve the control function in power conversion. These devices perform the functions of several discrete components. This integration allows circuit designers to simplify circuit design and assembly, improve reliability and reduce overall system size and cost. In sensing and responding to adverse operating conditions, Control IC performance is superior to a safety or diagnostic circuit using discrete components. IR's Control ICs draw on the Company's power MOSFET technology and are designed to operate at very high voltages and optimize the performance of both MOSFETs and IGBTs.

    Control ICs are used in a wide variety of power supply, motor control and lighting applications. These include industrial motor controls, stepper motor controls, solenoid drivers, welding equipment, telecom switchers, computer and peripherals, instrumentation and test equipment, fluorescent lighting ballasts and compact fluorescent light bulbs.

    INPUT RECTIFICATION PRODUCTS

    The Company also manufactures a broad line of rectifiers, diodes and thyristors that serve the input rectification function in power conversion. These products convert power to make it more efficient and useable, principally in industrial end products that require power-handling capability from one amp to 5,000 amps and from 120 volts to 5,000 volts. Applications include motor controls and lighting, welding equipment, fork lifts, machine tools, induction heating, locomotives, motor-driven production lines, smelting equipment and power supplies.

    OUTPUT RECTIFICATION PRODUCTS

    The Company's Schottky diodes and Fast Recovery diodes serve the output rectification function in power conversion. Output rectification reconfigures electricity into a form useable by electrically operated equipment. Schottky diodes are used with power MOSFETs in high-frequency applications such as computer and peripherals. The Company's trademarked HEXFRED-R- Fast Recovery diodes are used with IGBTs in higher current, lower frequency applications such as motor controls.

MANUFACTURING

    Semiconductor manufacturing involves two phases of production: wafer fabrication and assembly (or packaging). Wafer fabrication is a sequence of process steps that exposes silicon wafers to chemicals that change their electrical properties. The chemicals are applied in sequences that create cells or circuits within numerous individual devices (often termed "die" or "chips") on each wafer. Packaging or assembly is the sequence of production steps that divide the wafer into individual chips and enclose the chips in external structures (termed packages) that make them useable in a circuit. Wafer fabrication generally employs process technology and equipment already proven in IC manufacturing.

    The Company has production facilities in California, England, Italy and Mexico. In addition, the Company has equipment at, or manufacturing supply agreements with, assembly subcontractors located in the United States, the Philippines, Japan, Taiwan and Malaysia. IR fabricates substantially all of its power MOSFET wafers at HEXFET America in Temecula, California. A wafer fabrication facility for IGBTs and other power MOSFET devices, and assembly operations for government and other advanced products are located in El Segundo, California. Facilities that assemble HEXFETs and other growth products are located in the United States and overseas, in Company-owned and subcontract facilities, in order to take advantage of low assembly costs and provide maximum customer service. In Tijuana, Mexico, the Company assembles power MOSFET products, IGBTs and other modules. The Company's Oxted, England facility, which qualifies as a duty-free warehouse, assembles power MOSFETs and IGBTs as well as products used in certain military applications. Since completion of consolidation of its three input rectification manufacturing sites in the third quarter of fiscal 1994, the Company has manufactured substantially all its high power rectifiers and thyristors at its Turin, Italy facility. In addition, the Company has an assembly facility for rectifiers and thyristors in a duty-free zone in India.

    To meet rising demand for power MOS transistors, the Company is expanding wafer fabrication capacity at HEXFET America. Planned to be in production by the end of calendar 1995, the Company believes that the estimated $75 million expansion will increase HEXFET America's wafer capacity in power MOS transistors by about 75%. The expansion will position IR to aggressively address the fastest growing segments of the power transistor market, high density power MOSFETs and IGBTs. Next-generation devices designed for production in the new fabrication facility incorporate design and process advancements in the Company's proprietary HEXFET and IGBT technologies. The facility is designed to combine the flexibility of manufacturing both power MOSFETs and IGBTs with efficient, high-volume manufacturing techniques that reduce cycle times. The fabrication will be performed on six-inch wafers and will use a continuous-flow layout similar to the one already in use at HEXFET America. The facility is different from the functional layout that the Company believes is commonly used by other semiconductor manufacturers. Highly automated processing and supply systems for gases, water, and other processing chemicals have also contributed to continuous improvements in wafer yields at this facility. Pilot runs of the new products on the specified equipment are already underway at the Company's facility in El Segundo, California.

    HEXFET America was selected for the fabrication expansion because the Company believes it offers several important benefits. Expanding at an existing facility should allow the Company to invest less in construction and more in production capacity. It should require fewer additional employees than a totally new facility would and will enable IR to start up and operate the fabrication with experienced staff already on site. The Company believes that the accessibility of HEXFET America to the Company's research and development staff in El Segundo has eased in the past, and should ease in the future, the transition of the products from development to manufacturing. See "Risk Factors
- -- Expansion Risks" and "-- Manufacturing Risks."

MARKETING, SALES AND DISTRIBUTION

    The Company markets its products through sales personnel, representatives and distributors. The Company believes its ability to offer products that serve each of the four functions of power conversion enhances its competitive position in the overall power semiconductor market.

    In fiscal year 1994, more than half of the Company's sales were to foreign customers, divided almost evenly between Europe and Asia, and the remainder were to customers in North America. The Company's domestic direct sales force is organized in four sales zones. In Europe, the Company's products are sold through its own sales force as well as through sales agents and distributors. The Company has European sales and representative offices in England, Italy, Sweden, France, Germany, Finland, Denmark, Poland, the Czech Republic and Hungary. In Asia, IR has sales and representative offices in Japan, Singapore, Hong

Kong, Korea and India. IR has well established, exclusive relationships with agents and representatives in most major markets which are not served directly by IR personnel. See "Risk Factors -- Significant International Operations."

    Because many applications require products from several product groups, the Company has organized its marketing efforts by market sector, rather than product type. These business management groups focus on several key commercial sectors and on government and aerospace business. In addition, the Company's staff of applications engineers provides customers with technical advice and support regarding the use of IR's products.

CUSTOMERS

    In most cases, the Company's devices are incorporated in larger systems manufactured by end product manufacturers. The Company's customers in the automotive segment include Robert Bosch, Ltd., Ford Motor Company, General Motors Corporation, NipponDenso Co., Ltd., and Siemens AG. In the computer segment, IR's customers include Apple Computer, Inc., Compaq Computer Corporation, Hewlett Packard Co. and International Business Machines Corp. Consumer electronics customers include Bose Corporation, Philips and Electronics N.V. and Sony Corporation. Customers in the telecommunications segment include AT&T Technologies, Inc. and Nokia. The Company also sells its products to distributors including Arrow Electronics, Inc. and Future Electronics, Inc.

BACKLOG

    As of September 30, 1994, the Company's backlog of orders was $132.5 million compared to $85.6 million as of September 30, 1993 and $121.8 million as of June 30, 1994. Backlog represents purchase orders which have been released for shipment and are scheduled to be shipped within the following 12 months. In accordance with industry practice, IR may in certain circumstances release customers from purchase orders without penalty. Increasingly, major customers are operating their businesses with shorter lead times and are placing orders on a periodic rather than an annual basis. Orders are cancelable and backlog is not necessarily indicative of sales for any future period.

RESEARCH AND DEVELOPMENT

    The Company is involved in ongoing research and development directed toward new processes, devices and packages as well as continued improvement of quality and reliability in existing products. In fiscal years 1994, 1993 and 1992, the Company spent approximately $16.4 million, $14.1 million and $9.4 million, respectively, on research and development activities. In fiscal 1994, the Company introduced a variety of products designed to address growth opportunities identified by market sector: high-density, high-efficiency HEXFETs and surface-mount packages for portable electronics; Control ICs for lighting and motor control applications; IGBT modules for motor controls; and HEXFETs with diagnostic and safety features for auto applications. IR's research and development program is focused on advancing and diversifying the power MOSFET product line, expanding the related IGBT products and developing Control ICs and other power products that work in combination with power MOSFETs and IGBTs to improve system performance. IR's research and development staff also works with the marketing staff to develop new products that address specific customer needs. Efforts are directed towards developing new processes that enable the Company to produce smaller, more efficient devices. Efforts are also directed at reducing assembly costs and developing new package designs and assembly processes.

INTELLECTUAL PROPERTY

    The Company has made significant investments in developing and protecting its intellectual property. Through successful enforcement of its patents, the Company has entered into a number of license agreements, generated royalty income and received substantial payments in settlement of litigation. The Company currently has 61 U.S. patents and 37 U.S. patents pending. Those patents fundamental to the Company's operations expire between 2000 and 2010. In addition, the Company has 67 foreign patents and 57 foreign patents pending in a number of countries. IR is also licensed to use certain patents owned by others. Under the terms of an agreement with Unitrode Corporation that terminates in March 2000, the Company pays Unitrode Corporation approximately 12% of IR's net patent royalty income. The Company has several registered trademarks in the United States and abroad including trademarks for HEXFET. The Company believes that its proprietary technology and intellectual property contribute to its competitive advantage. See "Risk Factors
- -- Protection of Intellectual Property."

    Since the Company believes that its power MOSFET patents are broadly applicable, it is committed to enforcing its rights under those patents and is pursuing additional license agreements. The Company presently has royalty-bearing license agreements with 11 companies: Harris Corporation; Hitachi, Ltd.; Matsushita Electronics Corporation; National Semiconductor Corporation; NEC Corporation; Nihon Inter Electronics Corporation; Sanken Electric Company, Ltd.; SGS-Thomson Microelectronics, Inc.; Siliconix incorporated; Toshiba Corporation; and Unitrode Corporation. In fiscal 1994, $9.0 million of revenues were derived from such royalty-bearing license agreements.

    Certain of the Company's fundamental power MOSFET patents have been subjected, and continue to be subjected, to reexamination in the United States Patent and Trademark Office ("PTO"). In September 1994 the PTO undertook the reexamination of U.S. patent 5,008,725, one of the Company's principal power MOS transistor patents. This patent has previously been confirmed on reexamination. See "Note 9 -- Notes to Consolidated Financial Statements--Intellectual Property Rights." Although no assurance can be given as to the ultimate outcome of the Company's patent enforcement efforts, the PTO reexamination proceedings or the success of the Company's patent licensing program, the Company believes that its patent portfolio will be the source of continuing royalty income.

COMPETITION

    The Company encounters differing degrees of competition for its various products, depending upon the nature of the product and the particular market served. Generally, the semiconductor industry is highly competitive, and many of the Company's competitors are larger companies with greater financial resources than IR. The Company believes that its breadth of product line and its ability to bundle products that serve the different power conversion functions into one package distinguish it from its competitors. IR's products compete with products manufactured by others based on quality, price, reliability, overall performance of the products, breadth and availability of products, delivery time to the customer and service (including technical advice and support). The Company's competitors include Eupec, Harris Corporation, Hitachi Ltd., Motorola, Inc., NEC Corporation, Philips International B.V., Powerex, Inc., Samsung Semiconductor Inc., SGS-Thomson Microelectronics, Siemens AG, Siliconix incorporated, Toshiba Corporation and Westcode Semiconductors Ltd. See "Risk Factors -- Competition."

ENVIRONMENTAL MATTERS

    Federal, state and local laws and regulations impose various restrictions and controls on the discharge of certain materials, chemicals and gases used in semiconductor processing. The Company does not believe that compliance with such laws and regulations will have a material adverse effect on its financial position.

    The Company and Rachelle Laboratories, Inc. ("Rachelle"), its former pharmaceutical subsidiary which discontinued operations in 1986, have been named among several hundred entities as potentially responsible parties ("PRPs") under the provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), in connection with the United States Environmental Protection Agency's ("EPA") investigation of the disposal of allegedly hazardous substances at a major superfund site in Monterey Park, California (the "OII site"). Certain PRPs who settled certain claims with the EPA under consent decrees filed suit in Federal Court in May 1992 against a number of other PRPs, including IR, for cost recovery and contribution under CERCLA. The lawsuit against IR, relating to the first and second consent decrees, was settled in August 1993 for the sum of $40,000 to avoid protracted and expensive litigation. Claims have been made with the Company's insurers with respect to the OII site matter; however, there can be no assurance that the insurance coverage attaches to these claims. There remains the potential for litigation against IR and Rachelle relating to the OII site. The Company does not believe that either it or Rachelle is responsible for the disposal at the OII site of any material constituting hazardous substances under CERCLA. Although the ultimate resolution of this matter is unknown, the Company believes that it will not have a material adverse impact on its financial position.

    In May 1993 the Company purchased property from its Employee Profit Sharing and Retirement Plan. It was determined that the property required clean up of seepage from a storage tank, at an estimated additional cost of $500,000. The Company commenced the clean up in fiscal year 1994, and the costs to be incurred will be capitalized as additional costs of the property.

    On July 18, 1994, the Company received a letter from the State of Washington Department of Ecology (the "Department") notifying the Company of a proposed finding that the Company is a potentially liable person ("PLP") for alleged PCE contamination (also known as perchloroethylene, tetrachloroethylene, and other names) of real property and groundwater in Yakima County, Washington. The letter alleges that the Company arranged for disposal or treatment of the PCE or arranged with a transporter for the disposal or treatment of the PCE in Yakima County. The Company replied by a letter dated August 11, 1994 stating that it has not contributed to PCE or other solvent contamination at the Yakima County site and that it should not be designated a PLP. On October 11, 1994 the Company received a letter from the Department notifying the Company of its finding that the Company is a PLP in the above matter.

    The Company received a letter dated September 9, 1994, from the State of California Department of Toxic Substances Control stating that the Company may be a PRP for the deposit of hazardous substances at a facility in Whittier, California. The Company's investigation of this matter has just begun and therefore an opinion cannot be expressed as to any ultimate responsibility.

LEGAL PROCEEDINGS

    The Company and SGS-Thomson Microelectronics, Inc. ("SGS") are engaged in various legal proceedings relating to their respective power MOSFET patents. SGS filed suit against the Company in June 1991 in Federal District Court in Texas, charging infringement of U.S. patent 4,553,314. On motion by the Company, the suit was transferred to the Federal District Court in Los Angeles, California, and thereafter SGS amended its complaint to charge infringement of U.S. patents 4,495,513 and 4,712,127. SGS alleges, in substance, that the Company's power MOSFET and IGBT products infringe the '314 patent, that the Company's IGBT products infringe the '513 patent and that certain packages for IR's products (including certain power MOSFET packages) infringe the '127 patent. The complaint, as amended, seeks unspecified actual damages (but no less than an unspecified reasonable royalty) and an injunction restraining further sales of such products. On February 1, 1993, the District Court dismissed SGS's claims for infringement of the '127 and '513 patents for lack of standing and on March 15, 1993 ruled that the SGS '314 patent is unenforceable due to inequitable conduct. SGS appealed these rulings, as well as the order transferring the case to California, to the Court of Appeals for the Federal Circuit. IR cross-appealed a separate ruling by the District Court denying IR's motion for summary judgment that the '314 patent is invalid. In July 1994, the Federal Circuit reversed the District Court's grants of summary judgment as to the '513, '127 and '314 patents and affirmed the District Court's denial of IR's motion for summary judgment of invalidity of the '314 patent. The Federal Circuit ordered, however, that the case should proceed in California. Cross-petitions for writs of certiorari are pending before the U.S. Supreme Court as to the jurisdictional and venue rulings of the Federal Circuit. No trial date has yet been set and the ultimate outcome of the case as to the three SGS patents is unknown.

    In separate proceedings before the same California District Court, IR sought enforcement of a prior license agreement between IR and SGS. The Court in July 1994 granted the Company's motions to enforce the license agreement with SGS, requiring SGS to pay additional past and prospective royalties under IR's U.S. patents 4,959,699 and 4,642,666 on SGS's sales of power MOSFET, IGBT and power IC products. SGS has filed a separate appeal of this ruling with the Federal Circuit.

    The Company has also filed a separate action in the same District Court against SGS and its Italian affiliate, SGS-Thomson Microelectronics, S.r.l., seeking an injunction against infringement of the Company's U.S. patents 5,008,725 and 5,130,767. Trial of the Company's action has been set for January 25, 1995.

    The Company, its directors and certain officers have been named as defendants in three class action lawsuits filed in federal court in California. These suits seek unspecified but substantial compensatory and punitive damages for alleged intentional and negligent misrepresentations and violations of the federal securities laws. The complaints generally allege that the Company and the other defendants made materially false statements or omitted to state material facts in connection with the public offering of the Company's common stock completed in April 1991 and the redemption and conversion in June 1991 of the Company's 9% Convertible Subordinated Debentures Due 2010. They also allege that the Company's projections for growth in fiscal 1992 were materially misleading. Although the Company believes that the claims alleged in the suits are without merit, the ultimate outcome cannot be presently determined. A substantial judgment or settlement, if any, could have a material adverse effect on the Company's financial condition and results of operations. Two of these suits also name Kidder, Peabody & Co. Incorporated and Montgomery Securities as defendants.

    No provision for any liability that may result upon adjudication of these matters has been made in the consolidated financial statements.

EMPLOYEES

    As of September 30, 1994, the Company employed approximately 3,150 people, of whom approximately 2,140 are employed in North America, 960 in Europe and 50 in Asia. The Company is not a party to any collective bargaining agreements. The Company considers its relations with its employees to be good.

PROPERTIES

    The Company's operations occupy a total of approximately 864,000 square feet, of which approximately 477,000 square feet are located within the United States. Of the worldwide total, approximately 247,000 square feet are leased and the balance is owned by the Company.

    IR's leases expire between 1995 and 2012. If the Company is unable to renew these leases upon expiration, it believes that it could find other suitable premises without any material adverse impact on its operations.

    The Company's major facilities are in the following locations:

                                               TOTAL SQUARE FEET
                                            -----------------------
FACILITY                                      OWNED       LEASED             EXPIRATION OF LEASE
- ------------------------------------------  ---------  ------------  -----------------------------------
Temecula, California......................    287,000         --                     --
El Segundo, California....................     93,000     91,000     July 31, 1995 - July 31, 2004
Tijuana, Mexico...........................         --     89,000     (1)
Oxted, England............................     45,000     15,000     March 27, 2012
Turin, Italy..............................    110,000      6,000     June 30, 1995 - March 31, 1998

- ------------------------
(1) Since the Company's lease on its assembly facility in Mexico expired, it has rented the same space on a month to month basis due to pending rezoning of the neighborhood. The Company has identified comparable space available for lease on comparable terms if such assembly facility needs to be moved.

    The Company believes that these facilities are adequate for its current and anticipated near term operating needs. IR estimates that it currently utilizes approximately 81% of its worldwide manufacturing capacity. To meet rising demand for power MOS transistors, the Company is expanding wafer fabrication at HEXFET America. Planned to be in production by the end of calendar 1995, the Company believes that the estimated $75 million expansion will increase HEXFET America's wafer fabrication capacity by about 75%.

    The Company has nine sales offices located throughout the United States, and other sales and technical support offices in Canada, France, Germany, Hong Kong, India, China, Singapore, and Scandinavia that operate in leased facilities.

                                   MANAGEMENT

    The executive officers and directors of IR are:

NAME                              AGE      TITLE
- ----------------------------      ---      ----------------------------------------------------------
Eric Lidow                            81   President; Chairman of the Board; Chief Executive Officer
Alexander Lidow                       39   Executive Vice President - Operations; Director
Derek B. Lidow                        41   Executive Vice President; Director
Robert J. Mueller                     65   Executive Vice President - External Affairs and Business
                                            Development; Director
Michael P. McGee                      35   Vice President - Chief Financial Officer
Donald S. Burns                       69   Director
George Krsek                          73   Director
James D. Plummer                      49   Director
Jack O. Vance                         69   Director
Rochus E. Vogt                        64   Director

    Eric Lidow is a founder of the Company and has been the Chief Executive Officer and a director of the Company since its inception in 1947.

    Alexander Lidow, Ph.D., has been employed by the Company since 1977. He served as the Semiconductor Division's Vice President - Research and Development since July 1979, was promoted to Semiconductor Division Executive Vice President
- -Manufacturing and Technology in March 1985, and became the President of the Electronic Products Division in July 1989. In August 1992, Dr. Lidow was elected Executive Vice President of Operations. He was elected a director in September 1994. Dr. Lidow is a son of Eric Lidow.

    Derek B. Lidow, Ph.D., has been employed by the Company since 1976. He served as the Semiconductor Division's Vice President - Operations since March 1980, was promoted to Semiconductor Division Executive Vice President - Marketing and Administration in March 1985, and became President of the Power Products Division in July 1989. In August 1992, Dr. Lidow was elected Executive Vice President and in July 1993 assumed responsibilities for worldwide sales and marketing. He was elected a director in September 1994. Dr. Lidow is a son of Eric Lidow.

    Robert J. Mueller has been employed by the Company since November 1961. He served as Vice President of Marketing for the U.S. Semiconductor Division from 1963 until October 1969 when he was promoted to Corporate Vice President - Foreign Operations. Mr. Mueller became Executive Vice President - World Marketing and Foreign Operations in April 1978, Corporate Executive Vice President - External Affairs and Worldwide Sales in July 1989, and in July 1993 became Executive Vice President - External Affairs and Business Development. He was elected a director in 1990.

    Michael P. McGee has been employed by the Company since 1990. He joined the Company in July 1990 as Director of Corporate Accounting and was promoted to Corporate Controller in December 1990. Mr. McGee became Vice President, Controller and Principal Accounting Officer in 1991, and in 1993, became Vice President - Chief Financial Officer. From 1985 until he joined the Company, Mr. McGee was a senior manager and audit manager at Ernst & Young.

    Donald S. Burns has been Chairman, President and Chief Executive Officer of Prestige Holdings, Ltd., a property management and business consulting firm, since 1978. Mr. Burns was elected a director of the Company in 1993. He is also a director of ESI Corporation and International Technology Corporation.

    George Krsek, Ph.D., was President of Houba, Inc. a pharmaceutical firm from 1975 to July 1994, and is currently President of Konec L.L.C., a management consulting company. He has been a director of the Company since 1979.

    James D. Plummer, Ph.D., has been the John M. Fluke Professor of Electrical Engineering, Stanford University since 1988 and Director of Stanford's Integrated Circuits Laboratory since 1984. Dr. Plummer was elected a director of the Company in September 1994.

    Jack O. Vance became the Managing Director of Management Research, a management consulting firm, in November 1990. From 1960 through 1989 he was a director of McKinsey & Co., Inc., a management consulting firm. During the years 1973 through 1989 he was also the Managing Director of the firm's Los Angeles office. He has been a director of the Company since 1988. He is also a director of Hillhaven Corporation, International Technology Corporation, Escorp, The Olson Company, University Restaurant Group, and FCG Enterprises, Inc.

    Rochus E. Vogt, Ph.D., is a Professor of Physics, California Institute of Technology, and acted as Provost from 1983 through 1987. He has been a director of the Company since 1984.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $1.00 par value per share, and 1,000,000 shares of Preferred Stock, $1.00 par value per share. No shares of Preferred Stock are outstanding.

COMMON STOCK
    Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Subject to the current prohibition in the Company's loan agreements on the payment of dividends and to preferences which may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions with respect to the Common Stock.

    The Transfer Agent and Registrar for the Common Stock is Chemical Trust Company of California, Los Angeles, California.

PREFERRED STOCK
    The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of Preferred Stock. The Board of Directors, without further shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company has no plans to issue shares of Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control or other corporate action.

CHARTER AND BYLAW PROVISIONS
    In addition to the authorized Preferred Stock, certain other provisions of the Company's Certificate of Incorporation and Bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of the Company.

    In accordance with provisions contained in the Company's Certificate of Incorporation and its Bylaws, the Company's Board of Directors is divided into three classes with staggered three year terms for each class. The Certificate of Incorporation and Bylaws provide that the directors have the right to increase (with certain restrictions) or decrease the number of directors. The Certificate of Incorporation provides that vacancies for newly created directorships may be filled by a majority vote of the remaining directors and removal for cause may only be made by the vote of a majority of the outstanding shares.

    Amendment of any of the foregoing provisions of the Company's Certificate of Incorporation requires the approval of the holders of at least 66 2/3% of the stock of the Company issued and outstanding having voting power, given at a duly convened stockholders meeting upon a proposal adopted by the Board.

    Under the Company's Bylaws, a special meeting of stockholders may be called only by certain officers or a majority of the Board.

LIMITATION ON DIRECTOR LIABILITY
    In accordance with Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation limits a director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except that a corporation may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to
Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW
    Section 203 of the DGCL prevents a Delaware corporation from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (generally defined as a person with 15% or more of a corporation's outstanding voting stock) for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested
Stockholder; (ii) upon consummation of the transaction the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer); or
(iii) on or subsequent to the date on which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

    Under Section 203, the restrictions described above apply to the Company unless, among other things, (i) by the affirmative vote of a majority of the shares entitled to vote, it adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, (such an amendment would not be effective until 12 months after its adoption and would not apply to certain Business Combinations); or (ii) a class of its voting stock is not (x) listed on a national securities exchange, (y) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (z) held of record by more than 2,000 stockholders, (unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder).

    A Business Combination is defined in Section 203 as (i) a merger or consolidation, (ii) any sale, lease, mortgage, transfer or other disposition of assets having an aggregate market value of 10% or more of the aggregate market value of either all assets of the corporation determined on a consolidated basis or all outstanding stock of the corporation; (iii) any transaction which results in the issuance or transfer by the corporation, or by certain of its subsidiaries, of any of its stock to the Interested Stockholder, except pursuant to (x) the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the corporation or any subsidiary which were outstanding prior to the time the stockholder became an Interested Stockholder or (y) a transaction which effects a pro rata distribution to all stockholders of the corporation; (iv) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or any purchase or redemption not caused by the Interested Stockholder); or (v) any receipt by the Interested Stockholder of the benefit, directly or indirectly, (except proportionately as a stockholder of the corporation) of any loans, advances or other financial benefits provided by or through the corporation.

                                  UNDERWRITING

    Under the terms of and subject to the conditions contained in the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the underwriters of the offering of the Common Stock in the United States and Canada named below (the "U.S. Underwriters") for whom Lehman Brothers Inc., Kidder, Peabody & Co. Incorporated, Montgomery Securities, PaineWebber Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below:

                                                              NUMBER OF
U.S. UNDERWRITERS                                              SHARES
- ------------------------------------------------------------  ---------
Lehman Brothers Inc.........................................
Kidder, Peabody & Co. Incorporated..........................
Montgomery Securities.......................................
PaineWebber Incorporated....................................
Smith Barney Inc............................................
                                                              ---------
    Total...................................................  3,600,000
                                                              ---------
                                                              ---------

    Under the terms of and subject to the conditions contained in the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the managers of the concurrent offering of the Common Stock outside the United States and Canada (the "International Managers" and together with the U.S. Underwriters, the "Underwriters") for whom Lehman Brothers International (Europe), Kidder, Peabody International PLC, Montgomery Securities, PaineWebber International (U.K.) Ltd. and Smith Barney Inc. are acting as lead managers (the "Lead Managers"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below:

                                                              NUMBER OF
INTERNATIONAL MANAGERS                                         SHARES
- ------------------------------------------------------------  ---------
Lehman Brothers International (Europe)......................
Kidder, Peabody International PLC...........................
Montgomery Securities.......................................
PaineWebber International (U.K.) Ltd........................
Smith Barney Inc............................................
                                                              ---------
    Total...................................................    900,000
                                                              ---------
                                                              ---------

    The Company has been advised that the U.S. Underwriters and the International Managers, respectively, propose to offer part of the shares to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$       per share under the public offering price. The U.S. Underwriters and the
International Managers may allow, and such dealers may reallow, a concession not
in excess of $        per share to  certain other brokers or dealers. After  the initial offering to the public, the offering price and other selling terms may be changed by the U.S. Underwriters and International Managers.

    The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the several U.S. Underwriters and the International Managers to pay for and accept delivery of the shares of Common Stock offered pursuant to the Offerings are subject to certain conditions contained therein, and that if any of the foregoing shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements, must be so purchased. The closing under the International Underwriting Agreement is a condition to the closing under the U.S. Underwriting Agreement, and the closing under the U.S. Underwriting Agreement is a condition to the closing under the International Underwriting Agreement.

    The Company has granted to the U.S. Underwriters and the International Managers an option to purchase up to an aggregate of 675,000 additional shares of Common Stock at the price to public less the underwriting discount, solely to cover over-allotments, if any. Such option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters or International Managers exercise such option, each of the U.S. Underwriters or the International Managers, as the case may be, will be committed, subject to certain conditions, to purchase a number of Common Stock shares proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.

    The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers (the "Agreement Between U.S. Underwriters and International Managers"), pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares to cover over-allotments) offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares outside the United States or Canada or to anyone other than a U.S. Person. In addition, pursuant to such agreement, each International Manager has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares to cover over-allotments) offered in the International Offering, (i) it is not purchasing any such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares in the United States or Canada or to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,
(iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the U.S. Underwriters and International Managers. As used herein, (a) the term "United States" means the United States of America (including District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, and (b) the term "U.S. Person" means any resident or citizen of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States income taxation regardless of the source of its income (other than the foreign branch of any U.S. Person), and includes any United States branch of a person other than a U.S. Person.

    Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares sold shall be the public offering price then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

    Each International Manager has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than (a) to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or (b) under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (exemptions) Order 1988.

    No action has been taken or will be taken in any jurisdiction by the Company or the International Managers that would permit a public offering of the shares offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the International Managers to inform themselves about and to observe any restrictions as to the offering of the shares offered pursuant to the Offerings and the distribution of this Prospectus.

    Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    The Company and each of Alexander, Derek and Eric Lidow have agreed not to sell or dispose of any Common Stock, with certain exceptions, prior to the expiration of 90 days from the date of this Prospectus without the prior written consent of the U.S. Underwriters and International Managers. The Company has agreed to indemnify the U.S. Underwriters and International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect hereof.

                                 LEGAL OPINIONS

    The validity of the Common Stock to be issued pursuant to the Offerings and general corporate legal matters will be passed upon for the Company by O'Melveny & Myers and for the U.S. Underwriters and the International Managers by Latham & Watkins.

                                    EXPERTS

    The audited consolidated financial statements of the Company included in this prospectus, have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their reportwith respect thereto, and are included herein in reliance upon such report, which include an explanatory paragraph regarding three outstanding class action lawsuits, given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected at the offices of the New York Stock Exchange and the Pacific Stock Exchange.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, which was filed by the Company with the Commission pursuant to the Exchange Act, is hereby incorporated by reference in this Prospectus. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of these offerings shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into information that this Prospectus incorporates). Written requests should be directed to International Rectifier Corporation, 233 Kansas Street, El Segundo, California 90245, Attention: Corporate Secretary. Telephone requests should be directed to (310) 322-3331.

                                    GLOSSARY

    The  following  are  definitions  of certain  technical  terms  used  in the
Prospectus:

    ASSEMBLY -- The process of encasing a semiconductor chip in a package to produce a finished product.

    BIPOLAR TRANSISTOR -- A transistor that is controlled by electrical current.

    CONTROL IC -- A semiconductor device having logic or control and power handling capability (e.g., a Power MOSFET) on the same chip.

    DIODE -- A discrete device which conducts current in one direction.

    DISCRETE DEVICE -- An electrical or electronic component that performs a single function.

    FAST RECOVERY DIODE -- A diode suited to applications above 200 volts where high switching speed is desirable.

    FET (FIELD EFFECT TRANSISTOR) -- A transistor that is controlled by electrical voltage.

    IGBT (INSULATED GATE BIPOLAR TRANSISTOR) -- A variant of the power MOSFET that incorporates bipolar transistor technology.

    IC (INTEGRATED CIRCUIT) -- A device that contains multiple components on a single silicon chip to form an electronic circuit.

    PACKAGE -- The external structure that encases a semiconductor chip.

    POWER MOSFET -- A power field effect transistor (FET) that is manufactured using MOS (Metal Oxide Semiconductor) processing technology similar to that used in manufacturing certain integrated circuits. The Company's power MOSFETs are sold under the trademark HEXFET.

    POWER SEMICONDUCTOR -- A silicon-based component that operates at a power level above approximately one watt and has the ability both to conduct and to block the flow of electricity. Power semiconductors are used to switch (turn on and off) electricity or to condition electricity, for example by converting alternating current to direct current.

    RECTIFIER -- A diode used to convert alternating current to direct current.

    SCHOTTKY DIODE -- An ultra-fast rectifier for use in high-frequency, low-voltage circuits.

    THYRISTOR (SCR) -- A four layer semiconductor device that has a gate structure allowing current to flow in an electrical circuit.

    TRANSISTOR -- A semiconductor device that switches (turns on and off) or amplifies electricity in a circuit.

    WAFER FABRICATION -- The sequence of semiconductor processing steps that creates semiconductor devices on a silicon wafer.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................        F-2
Consolidated Statement of Operations for the fiscal years ended June 30, 1994, 1993, and 1992 and the three
 month periods ended September 30, 1994 and 1993 (unaudited)...............................................        F-3
Consolidated Balance Sheet as of June 30, 1994 and 1993 and as of September 30, 1994 (unaudited)...........        F-4
Consolidated Statement of Stockholders' Equity for the fiscal years ended June 30, 1994, 1993, and 1992 and
 for the three month period ended September 30, 1994 (unaudited)...........................................        F-5
Consolidated Statement of Cash Flows for the fiscal years ended June 30, 1994, 1993, and 1992 and for the
 three month periods ended September 30, 1994 and 1993 (unaudited).........................................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors
International Rectifier Corporation

    We have audited the accompanying consolidated financial statements of International Rectifier Corporation and Subsidiaries as of June 30, 1994 and 1993, and for the fiscal years ended June 30, 1994, 1993 and 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Rectifier Corporation and Subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for the fiscal years ended June 30, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

    As discussed in Note 10 to the accompanying consolidated financial statements, three class action lawsuits have been filed against the Company and its Board of Directors (two of whom are also officers). The ultimate outcome thereof cannot presently be determined. Accordingly, no provisions for any liability that may result upon adjudication of these matters has been made in the accompanying consolidated financial statements.

COOPERS & LYBRAND

Los Angeles, California
July 26, 1994

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN 000'S EXCEPT PER SHARE AMOUNTS)

                                                          THREE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                             (UNAUDITED)          FISCAL YEARS ENDED JUNE 30,
                                                         --------------------  ----------------------------------
                                                           1994       1993        1994        1993        1992
                                                         ---------  ---------  ----------  ----------  ----------
Revenues...............................................  $  92,253  $  73,094  $  328,882  $  281,732  $  265,495
Cost of sales..........................................     60,739     49,674     219,944     202,684     186,437
                                                         ---------  ---------  ----------  ----------  ----------
  Gross profit.........................................     31,514     23,420     108,938      79,048      79,058
Selling and administrative expense.....................     18,486     16,350      69,008      62,637      58,771
Research and development expense.......................      4,111      3,810      16,381      14,083       9,405
                                                         ---------  ---------  ----------  ----------  ----------
  Operating profit.....................................      8,917      3,260      23,549       2,328      10,882

Other income (expense):
  Interest expense, net................................       (912)      (760)     (3,625)     (2,250)     (1,436)
  Other, net...........................................       (179)      (194)     (1,050)     (2,675)      1,066
                                                         ---------  ---------  ----------  ----------  ----------
Income (loss) before income taxes......................      7,826      2,306      18,874      (2,597)     10,512
Provision for income taxes (Note 5)....................      1,328        330       3,160         436       1,275
                                                         ---------  ---------  ----------  ----------  ----------
Net income (loss)......................................  $   6,498  $   1,976  $   15,714  $   (3,033) $    9,237
                                                         ---------  ---------  ----------  ----------  ----------
                                                         ---------  ---------  ----------  ----------  ----------
Net income (loss) per share............................      $0.32      $0.10       $0.78      $(0.15)      $0.46
                                                            ------     ------     -------     -------     -------
                                                            ------     ------     -------     -------     -------
Average common and common equivalent shares
 outstanding...........................................     20,596     20,360      20,428      20,087      20,107
                                                          ------     ------     -------     -------     -------
                                                          ------     ------     -------     -------     -------

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                        (IN 000'S EXCEPT SHARE AMOUNTS)

                                                                            SEPTEMBER 30,
                                                                                1994        JUNE 30,    JUNE 30,
                                                                             (UNAUDITED)      1994        1993
                                                                            -------------  ----------  ----------
                                                     ASSETS
Current assets:
  Cash and cash equivalents...............................................   $    11,610   $   13,051  $    8,545
  Trade accounts receivable, less allowance for doubtful accounts
   ($677 in 1994 and $607 in 1993)........................................        76,071       67,595      55,004
  Inventories.............................................................        75,288       73,429      62,609
  Prepaid expenses........................................................         2,542        2,779       1,731
                                                                            -------------  ----------  ----------
    Total current assets..................................................       165,511      156,854     127,889
Property, plant and equipment, at cost, less accumulated depreciation
 ($112,411 in 1994 and $98,250 in 1993)...................................       167,542      158,567     138,518
Investments and long-term notes receivable................................         2,236        2,248       2,251
Other assets..............................................................        13,200       12,905       9,790
                                                                            -------------  ----------  ----------
    Total assets..........................................................   $   348,489   $  330,574  $  278,448
                                                                            -------------  ----------  ----------
                                                                            -------------  ----------  ----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank loans (Note 2).....................................................   $    34,853   $   27,205  $   24,007
  Long-term debt, due within one year (Note 2)............................         6,614        6,105       3,532
  Accounts payable........................................................        38,549       36,965      27,846
  Accrued salaries, wages and commissions.................................         8,959       10,264       9,376
  Other accrued expenses..................................................         9,648        9,150       5,012
                                                                            -------------  ----------  ----------
    Total current liabilities.............................................        98,623       89,689      69,773
Long-term debt, less current maturities (Note 2)..........................        28,605       26,817      11,810
Deferred income...........................................................         1,103        1,199       1,402
Other long-term liabilities...............................................         9,238        9,320       9,073
Deferred income taxes (Note 5)............................................           617          606         316
Commitments and contingencies (Notes 7, 8, 9, 10, and 11)
Stockholders' equity (Note 3):
  Common shares, $1 par value, authorized: 30,000,000; issued and
   outstanding: 20,352,277 shares in 1994 and 20,233,802 shares in 1993...        20,392       20,352      20,234
  Preferred shares, $1 par value, authorized: 1,000,000; issued and
   outstanding: none in 1994 and 1993.....................................            --           --          --
  Capital contributed in excess of par value of shares....................       168,508      168,078     167,148
  Retained earnings.......................................................        25,998       19,500       3,786
  Cumulative translation adjustments......................................        (4,595)      (4,987)     (5,094)
                                                                            -------------  ----------  ----------
    Total stockholders' equity............................................       210,303      202,943     186,074
                                                                            -------------  ----------  ----------
    Total liabilities and stockholders' equity............................   $   348,489   $  330,574  $  278,448
                                                                            -------------  ----------  ----------
                                                                            -------------  ----------  ----------

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                        (IN 000'S EXCEPT SHARE AMOUNTS)

                                                               CAPITAL
                                                             CONTRIBUTED
                                                              IN EXCESS
                                                                 OF        RETAINED   CUMULATIVE
                                                    COMMON    PAR VALUE    EARNINGS   TRANSLATION
                                                    SHARES    OF SHARES    (DEFICIT)  ADJUSTMENTS    TOTAL
                                                    -------  -----------   --------   -----------   --------
BALANCE, JUNE 30, 1991............................  $19,810   $164,938     $ (2,418)    $(2,795)    $179,535
Issuance of common shares:
  30,916 -- exercise of stock options.............       31        159           --          --          190
  48,956 -- stock purchase plan...................       49        489           --          --          538
  40,000 -- profit sharing contribution...........       40        184           --          --          224
Stock offering costs..............................       --       (203)          --          --         (203)
Net income for the year ended June 30, 1992.......       --         --        9,237          --        9,237
Cumulative translation adjustments................       --         --           --       2,182        2,182
                                                    -------  -----------   --------   -----------   --------
BALANCE, JUNE 30, 1992............................   19,930    165,567        6,819        (613)     191,703
Issuance of common shares:
  204,640 -- exercise of stock options............      205        992           --          --        1,197
  99,027 -- stock purchase plan...................       99        589           --          --          688
Net loss for the year ended June 30, 1993.........       --         --       (3,033)         --       (3,033)
Cumulative translation adjustments................       --         --           --      (4,481)      (4,481)
                                                    -------  -----------   --------   -----------   --------
BALANCE, JUNE 30, 1993............................   20,234    167,148        3,786      (5,094)     186,074
Issuance of common shares:
  49,410 -- exercise of stock options.............       49        276           --          --          325
  69,065 -- stock purchase plan...................       69        654           --          --          723
Net income for the year ended June 30, 1994.......       --         --       15,714          --       15,714
Cumulative translation adjustments................       --         --           --         107          107
                                                    -------  -----------   --------   -----------   --------
BALANCE, JUNE 30, 1994............................   20,352    168,078       19,500      (4,987)     202,943
Issuance of common shares:
  5,500 -- exercise of stock options..............        5         54           --          --           59
  34,546 -- stock purchase plan...................       35        376           --          --          411
Net income for the three months ended September
 30, 1994.........................................       --         --        6,498          --        6,498
Cumulative translation adjustments................       --         --           --         392          392
                                                    -------  -----------   --------   -----------   --------
BALANCE, SEPTEMBER 30, 1994 (UNAUDITED)...........  $20,392   $168,508     $ 25,998     $(4,595)    $210,303
                                                    -------  -----------   --------   -----------   --------
                                                    -------  -----------   --------   -----------   --------

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (IN 000'S)

                                                          THREE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                             (UNAUDITED)           FISCAL YEARS ENDED JUNE 30,
                                                        ----------------------  ----------------------------------
                                                           1994        1993        1994        1993        1992
                                                        ----------  ----------  ----------  ----------  ----------
Cash flow from operating activities:
  Net income (loss)...................................  $    6,498  $    1,976  $   15,714  $   (3,033) $    9,237
  Adjustment to reconcile net income (loss) to net
   cash provided by operating activities:
    Depreciation and amortization.....................       5,365       4,214      18,018      16,524      16,597
    Stock contribution to employee benefit plan.......          --          --          --          --         224
    Deferred income...................................         (95)       (126)       (203)       (513)       (496)
    Deferred income taxes.............................          --         (78)        272        (159)       (248)
    Deferred compensation.............................         165         470       1,473       1,529         978
                                                        ----------  ----------  ----------  ----------  ----------
  Cash flow from operating activities prior to working
   capital requirements...............................      11,933       6,456      35,274      14,348      26,292
  Change in working capital (Note 1)..................      (8,749)     (3,591)     (9,109)      3,943     (19,760)
                                                        ----------  ----------  ----------  ----------  ----------
Net cash provided by operating activities.............       3,184       2,865      26,165      18,291       6,532
                                                        ----------  ----------  ----------  ----------  ----------
Cash flow from investing activities:
  Additions to property, plant and equipment..........     (13,267)     (5,825)    (24,686)    (16,994)    (32,069)
  Investment in other noncurrent assets...............        (709)       (256)     (4,979)     (4,158)     (3,233)
                                                        ----------  ----------  ----------  ----------  ----------
Net cash used in investing activities.................     (13,976)     (6,081)    (29,665)    (21,152)    (35,302)
                                                        ----------  ----------  ----------  ----------  ----------
Cash flow from financing activities:
  Proceeds from issuance of short-term bank debt,
   net................................................       7,403       3,007       2,623       5,333      14,490
  Proceeds from issuance of long-term debt............       3,098       3,038      10,326       2,038       1,734
  Payments on long-term debt and obligations under
   capital leases.....................................      (1,208)       (992)     (5,809)     (5,268)     (7,606)
  Net proceeds from issuance of common stock..........         470         509       1,048       1,885         525
  Other...............................................        (459)       (150)       (125)     (1,201)      4,085
                                                        ----------  ----------  ----------  ----------  ----------
Net cash provided by financing activities.............       9,304       5,412       8,063       2,787      13,228
                                                        ----------  ----------  ----------  ----------  ----------
Effect of exchange rate changes on cash and cash
 equivalents..........................................          47          39         (57)         72        (192)
                                                        ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in cash and cash
 equivalents..........................................      (1,441)      2,235       4,506          (2)    (15,734)
Cash and cash equivalents beginning of year...........      13,051       8,545       8,545       8,547      24,281
                                                        ----------  ----------  ----------  ----------  ----------
Cash and cash equivalents end of year.................  $   11,610  $   10,780  $   13,051  $    8,545  $    8,547
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all its majority-owned subsidiaries which are located in Europe, Mexico, Canada, the Far East and South East Asia. All material intercompany transactions have been eliminated.

    BASIS OF PRESENTATION FOR INTERIM FINANCIALS

    The consolidated financial statements included herein are unaudited, however, they contain all normal recurring accruals which, in the opinion of management, are necessary to present fairly the consolidated financial position of the Company at September 30, 1994 and the consolidated results of operations and cash flows for the three month periods ended September 30, 1994 and 1993. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the three month period ended September 30, 1994 are not necessarily indicative of the results to be expected for the full year.

    FISCAL YEAR

    Fiscal years 1994 and 1992 consist of 52 weeks ending July 3 and June 28, respectively. Fiscal year 1993 consists of 53 weeks ending July 4. For convenience, all references herein to fiscal years are to fiscal years ended June 30.

    REVENUE RECOGNITION

    The Company recognizes revenues from product sales at the time of shipment except on certain government contracts where revenues are recognized using the percentage of completion method.

    INVENTORIES

    Inventories   are  stated  at  the  lower  of  cost  (principally  first-in, first-out) or market. Inventories at June 30, 1994 and 1993, and for the period ended September 30, 1994 (unaudited), were comprised of the following (000's):

                                                                                     FISCAL YEARS ENDED
                                                                                          JUNE 30,
                                                               THREE MONTHS ENDED   --------------------
                                                               SEPTEMBER 30, 1994     1994       1993
                                                               -------------------  ---------  ---------
Raw materials................................................       $  15,579       $  15,118  $  12,613
Work-in-process..............................................          29,734          26,965     24,943
Finished goods...............................................          29,975          31,346     25,053
                                                                      -------       ---------  ---------
                                                                    $  75,288       $  73,429  $  62,609
                                                                      -------       ---------  ---------
                                                                      -------       ---------  ---------

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost. Upon retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and any gain or loss on disposition is included in income. Depreciation is provided on the straight-line method, based on the estimated useful lives of the assets, or the units of production method based upon the estimated output of the equipment. In the fourth quarter of fiscal year 1993, the Company extended the estimated useful lives of certain assets. This change positively impacted 1994 and 1993 pre-tax results by $2,600,000 and $200,000, respectively.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Depreciation expense for the fiscal years ended June 30, 1994, 1993, and 1992 was $15,880,000, $14,160,000, and $15,358,000, respectively. Property, plant and equipment at June 30, 1994 and 1993 was comprised of the following (000's):

                                                                                   1994         1993
                                                                                -----------  -----------
Buildings and improvements....................................................  $    72,004  $    71,859
Equipment.....................................................................      169,988      140,651
Construction in progress......................................................       22,525       17,795
Less accumulated depreciation.................................................     (112,411)     (98,250)
                                                                                -----------  -----------
                                                                                    152,106      132,055
Land..........................................................................        6,461        6,463
                                                                                -----------  -----------
                                                                                $   158,567  $   138,518
                                                                                -----------  -----------
                                                                                -----------  -----------

    Depreciation of improvements to leased premises is provided on the straight-line method over the shorter of the remaining term of the lease or estimated useful lives of the improvements. Capital leases included in property, plant and equipment at June 30, 1994 and 1993 are as follows (000's):

                                                                                     1994        1993
                                                                                  ----------  ----------
Equipment.......................................................................  $   62,533  $   51,305
Less accumulated depreciation...................................................     (35,171)    (31,800)
                                                                                  ----------  ----------
                                                                                  $   27,362  $   19,505
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    FOREIGN CURRENCY TRANSLATION

    The financial position and results of operation of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the consolidated balance sheet have been translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Unrealized translation adjustments do not affect the results of operations and are reported as a separate component of stockholders' equity. In fiscal 1994, 1993 and 1992, the Company recognized foreign currency transaction gains of $376,000, $129,000, and $376,000, respectively.

    RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

    INCOME TAXES

    Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted rates in effect during the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

    U.S. income taxes have not been provided on approximately $14,260,000 of undistributed earnings of foreign subsidiaries since management considers these earnings to be invested indefinitely or substantially offset by foreign tax credits.

    EARNINGS PER SHARE

    Earnings per share is computed by dividing earnings by the weighted average number of common and common stock equivalents outstanding. Stock options outstanding under stock option plans are considered

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) common stock equivalents. Common stock equivalents for stock options of 112,700 and 244,200 were utilized in the computation of earnings per share in 1994 and 1992, respectively. No common stock equivalents for stock options were used in 1993 as the impact would have been anti-dilutive.

    INTANGIBLE ASSETS

    Patent costs are amortized using the straight-line method over the life of the patent.

    STATEMENT OF CASH FLOWS

    The Company invests excess cash from operations in short term investment grade money market funds. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Components in the changes in working capital are comprised of the following (000's):

                                                                              FISCAL YEARS ENDED
                                                                                   JUNE 30,
                                                  THREE MONTHS ENDED   ---------------------------------
                                                  SEPTEMBER 30, 1994      1994       1993        1992
                                                  -------------------  ----------  ---------  ----------
                                                      (UNAUDITED)

Trade accounts receivable, net..................       $  (8,070)      $  (11,701) $  (2,871) $   (8,386)
Inventories.....................................          (1,515)         (10,427)     3,390     (19,333)
Prepaid expenses................................             257           (1,031)      (789)        796
Accounts payable................................           1,431            9,123      4,316       4,710
Accrued salaries, wages and commissions.........          (1,356)             918        243       1,686
Other accrued expenses..........................             504            4,009       (346)        767
                                                         -------       ----------  ---------  ----------
                                                       $  (8,749)      $   (9,109) $   3,943  $  (19,760)
                                                         -------       ----------  ---------  ----------
                                                         -------       ----------  ---------  ----------

    Supplemental disclosures of cash flow information (000's):

                                                                              1994       1993       1992
                                                                            ---------  ---------  ---------
Cash paid during the year for:
  Interest................................................................  $   3,612  $   3,246  $   3,877
  Income taxes............................................................        802      1,376      1,416
Interest capitalized......................................................        453      1,357      1,736
Non cash financing activity:
  Assets acquired through capital leases..................................     12,675      4,275      2,576

    Included in assets acquired through capital leases in 1994 is $7.2 million in existing operating leases that were renegotiated to capital leases.

    CONCENTRATION OF RISK

    The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of insured limits.

    The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due in 60 days. Credit losses have consistently been within management's expectations.

    RECLASSIFICATION

    Certain reclassifications have been made to previously reported amounts to conform with the current year presentation.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  LONG-TERM DEBT AND OTHER LOANS
    In June 1994, the Company renewed and modified its existing $20 million unsecured credit facility from Sanwa Bank California ("Sanwa Facility"). The modified facility increases the revolving line of credit to $25 million. In June 1994 the Company also added an unsecured revolving credit facility of $10 million from Wells Fargo Bank. Interest rates on both facilities are at prime, or the banks costs of funds plus 1.25%, or LIBOR plus 1.25% (at the Company's option). Both facilities expire on October 31, 1996, contain the same financial covenants and ratios, which impact the availability of funds, and prohibit the Company from paying cash dividends. At June 30, 1994, $2.5 million was outstanding under the Sanwa Facility. The Company also has a $3.0 million uncommitted domestic credit facility of which $1.0 million was outstanding at June 30, 1994.

    The Company also has an additional $39.0 million of credit facilities at foreign locations. The interest rate on these facilities range from 3.0% to 12.25% at June 30, 1994. Under the terms of the agreements, the availability of funds is impacted by various financial covenants and collateral requirements. At June 30, 1994, $23.7 million was outstanding under these foreign facilities.

    Based on covenant and collateral limitations under the above credit facilities, the Company had $26.5 million available for borrowing at June 30, 1994.

    The following is a summary of the Company's long-term debt and other loans at June 30, 1994 and 1993 (000's):

                                                                                                1994       1993
                                                                                              ---------  ---------
Capitalized lease obligations payable in varying monthly installments primarily at rates
 from 6.9% to 16.6%.........................................................................  $  16,115  $   7,543
10.55% property mortgage due in equal monthly installments to 2011..........................      4,300      4,392
Domestic bank loans collateralized by equipment, payable in varying monthly installments at
 rates from 8.0% to 9.0%, due in 1995 through 1999..........................................      3,097        134
Foreign bank loans collateralized by property and/or equipment, payable in varying monthly
 installments at rates from 6.5% to 10.8%, due in 1997 through 2000.........................      4,803      2,873
Foreign unsecured bank loans payable in varying monthly installments at rates from 4.0% to
 11.9%, due in 1998 through 2006............................................................      4,607        400
                                                                                              ---------  ---------
                                                                                                 32,922     15,342
Less current portion of long-term debt......................................................     (6,105)    (3,532)
                                                                                              ---------  ---------
                                                                                              $  26,817  $  11,810
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    The net book value of properties mortgaged at June 30, 1994 amounted to $6,134,000. Principal payments on long-term debt are as follows: 1996 $6,458,000; 1997 $6,246,000; 1998 $6,087,000; 1999 $2,769,000; and $5,257,000
thereafter.

    In accordance with Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments," the fair values of the Company's long-term debt has been estimated based on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's loans approximate their fair values.

3.  CAPITAL STOCK
    The Company has an employee stock purchase plan. Under this plan employees are allowed to designate between two and ten percent of their base compensation to purchase shares of the Company's common stock at 85 percent of fair market value. In November 1993, the stock purchase plan was amended

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  CAPITAL STOCK (CONTINUED)
to cover an additional 1,000,000 shares. During fiscal 1994 and 1993, 69,065 and 99,027 shares were purchased at an aggregate purchase price of $723,000 and $688,000, respectively. Shares authorized under this plan that remained unissued were 1,055,003 and 124,068 at June 30, 1994 and 1993, respectively.

    The Company has three stock option plans, the 1979, 1984, and 1992 Plans, as amended. Under these plans, options to purchase shares of the Company's common stock are issued to key employees as well as members of the Company's Board of Directors. Options are issued at 100% of the fair value of the Company's common stock at the date of grant and become exercisable in annual installments of 20%, beginning on the first anniversary date. The 1992 plan provides for the increase in options available for grant under the plan by 1 1/2% of total common stock outstanding on January 1 of each year. On January 1, 1994 and 1993, 304,503 and 300,061 options, respectively, were added to the plan.

    A summary of the status of options under the 1992, 1984, and 1979 plans is as follows:

                                               SHARES         PRICE RANGE
                                              --------    -------------------
Outstanding, June 30, 1991.................    616,290    $ 4.00  to   $21.62
  Options granted..........................     92,900      8.00  to    19.62
  Options exercised........................    (30,916)     4.00  to    11.50
  Options expired or canceled..............    (15,874)     4.37  to    19.62
                                              --------
Outstanding, June 30, 1992.................    662,400      4.00  to    21.62
  Options granted..........................     73,700      8.00  to    12.50
  Options exercised........................   (204,640)     4.00  to    10.00
  Options expired or canceled..............    (17,650)     4.00  to    12.75
                                              --------
Outstanding, June 30, 1993.................    513,810      4.00  to    21.62
  Options granted..........................    240,000     11.00  to    17.00
  Options exercised........................    (49,410)     4.00  to    15.38
  Options expired or canceled..............    (23,200)     5.75  to    21.62
                                              --------
Outstanding, June 30, 1994 at an average
 price of $13.97...........................    681,200    $ 4.50  to   $21.62
                                              --------
                                              --------

    The following table summarizes the options exercisable:

                                              SHARES         PRICE RANGE
                                              -------    -------------------
June 30, 1994..............................   264,120    $ 4.50  to   $21.62
June 30, 1993..............................   216,760      4.00  to    21.62
June 30, 1992..............................   275,900      4.00  to    21.62

    Additional information relating to the 1992, 1984, and 1979 plans is as follows:

                                                                         FISCAL YEARS ENDED JUNE 30,
                                                                       --------------------------------
                                                                          1994       1993       1992
                                                                       ----------  ---------  ---------
Options available for grant at June 30...............................     350,214    262,511     20,350
Total reserved common stock shares...................................   1,031,414    776,321    682,750

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  GEOGRAPHIC SEGMENTS AND FOREIGN OPERATIONS
    The Company operates in one business segment. Transfers between geographic areas are made at prices reflecting market conditions. Geographic segment information including sales and transfers between geographic areas is presented below:

                                                                         FISCAL YEARS ENDED (000'S)
                                                                     ----------------------------------
                                                                        1994        1993        1992
                                                                     ----------  ----------  ----------
Revenues from Unaffiliated Customers
  United States....................................................  $  169,263  $  137,765  $  123,854
  Europe...........................................................      89,073      79,930      83,382
  Other............................................................      70,546      64,037      58,259
                                                                     ----------  ----------  ----------
    Total..........................................................  $  328,882  $  281,732  $  265,495
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Transfers between Geographic Areas
  United States....................................................  $   97,896  $   84,753  $   87,145
  Europe...........................................................      48,864      56,119      52,150
  Other............................................................       1,379       2,602       5,281
                                                                     ----------  ----------  ----------
    Total..........................................................  $  148,139  $  143,474  $  144,576
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Total Revenues
  United States....................................................  $  267,159  $  222,518  $  210,999
  Europe...........................................................     137,937     136,049     135,532
  Other............................................................      71,925      66,639      63,540
  Intersegment eliminations........................................    (148,139)   (143,474)   (144,576)
                                                                     ----------  ----------  ----------
    Total..........................................................  $  328,882  $  281,732  $  265,495
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Operating Profit
  United States....................................................  $   18,173  $    1,108  $    7,285
  Europe...........................................................       4,710         409       2,692
  Other............................................................         666         811         905
                                                                     ----------  ----------  ----------
    Total..........................................................  $   23,549  $    2,328  $   10,882
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Identifiable Assets
  United States (1)................................................  $  189,591  $  164,485  $  164,778
  Europe...........................................................      74,533      61,364      71,230
  Other............................................................      28,696      22,506      23,297
                                                                     ----------  ----------  ----------
    Total..........................................................  $  292,820  $  248,355  $  259,305
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
U.S. Export Sales to Unaffiliated Customers by Destination of Sale
  Europe...........................................................  $    4,362  $    3,293  $    3,630
  Asia.............................................................      20,094      13,319      10,709
  Other............................................................       4,829       4,057       2,448
                                                                     ----------  ----------  ----------
    Total..........................................................  $   29,285  $   20,669  $   16,787
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

- ------------------------
(1)  Excluding general corporate assets.

5.  INCOME TAXES
    Effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
assets and liabilities for temporary differences and net operating loss (NOL) and tax credit carryforwards. Under SFAS No. 109, deferred income taxes are established based on enacted tax rates expected to be in effect when temporary differences are scheduled to reverse and NOL and tax credit carryforwards are expected to be utilized. Adoption of SFAS No. 109 did not have a material impact on the Company's financial position or results from operations. Prior year's financial statements have not been restated.

    The major components of the net deferred tax liability as of June 30, 1994 and July 1, 1993 were as follows (000's):

                                                                       JUNE 30,      JULY 1,
                                                                         1994         1993
                                                                     ------------  -----------
Deferred tax liability:
  Depreciation.....................................................   $   (9,215)   $ (10,194)
Deferred tax assets:
  Reserves for books, not deducted.................................        3,380        2,851
  Net operating loss carryovers....................................        9,815       16,765
  Credit carryovers................................................        5,417        5,269
  Other............................................................          593          539
                                                                     ------------  -----------
  Total deferred tax assets........................................       19,205       25,424
  Valuation allowance..............................................      (10,596)     (15,546)
                                                                     ------------  -----------
  Net deferred tax liabilities.....................................   $     (606)   $    (316)
                                                                     ------------  -----------
                                                                     ------------  -----------

    Income (loss) before income taxes was as follows (000's):

                                                                     FISCAL YEARS ENDED
                                                               -------------------------------
                                                                 1994       1993       1992
                                                               ---------  ---------  ---------
Operations:
  Domestic...................................................  $  15,626  $  (1,590) $   8,733
  Foreign....................................................      3,248     (1,007)     1,779
                                                               ---------  ---------  ---------
                                                               $  18,874  $  (2,597) $  10,512
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The provision (benefit) for income taxes consisted of (000's):

                                                                          FISCAL YEARS ENDED
                                                                    -------------------------------
                                                                      1994       1993       1992
                                                                    ---------  ---------  ---------
Current income taxes:
  Domestic........................................................  $   1,539  $    (122) $     614
  Foreign.........................................................      1,331        788        908
                                                                    ---------  ---------  ---------
                                                                    $   2,870  $     666  $   1,522
                                                                    ---------  ---------  ---------
Deferred income taxes:
  Domestic........................................................         --       (160)        --
  Foreign.........................................................        290        (70)      (247)
                                                                    ---------  ---------  ---------
                                                                          290       (230)      (247)
                                                                    ---------  ---------  ---------
                                                                    $   3,160  $     436  $   1,275
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

    Deferred taxes result primarily from temporary differences relating to depreciation, inventory valuation and state taxes.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
    The Company's effective tax rate on pretax income (loss) differs from the U.S. Federal Statutory tax rate as follows:

                                                          FISCAL YEARS ENDED
                                                     -----------------------------
                                                      1994       1993       1992
                                                     -------    -------    -------
Statutory tax rate (benefit)......................    35.0%     (34.0)%     34.0%
Utilization of domestic net operating loss
 carryforward.....................................   (36.6)        --      (23.1)
Change in valuation allowance.....................     9.6         --         --
Foreign tax differential..........................     2.6       40.9        0.5
Domestic loss producing no current tax benefit....      --       16.6         --
State taxes, net of federal tax benefit...........     1.5       (7.5)        --
Alternative minimum tax...........................     2.2         --         --
Other, net........................................     2.4        0.8        0.7
                                                     -------    -------    -------
                                                      16.7%      16.8%      12.1%
                                                     -------    -------    -------
                                                     -------    -------    -------

    At June 30, 1994, the Company had approximately $28.8 million of U.S. federal income tax net operating loss carryovers which begin to expire in 2004. During the year, the Company utilized approximately $20.4 million in U.S. federal net operating loss carryovers. The estimated tax benefit from utilization of the net operating loss carryover was $6.9 million.

    The Company has approximately $3.1 million, $1.1 million, and $0.2 million, respectively, of investment, research and development, and foreign tax credit carryforwards which expire from 1995 to 2001. In addition, the Company has approximately $0.9 million of alternative minimum tax credits which are available to offset future regular tax.

    In general, Section 382 of the United States Internal Revenue Code includes provisions which limit the amount of net operating loss carryforwards and other tax attributes that may be used annually in the event that a 50% ownership change (as defined) takes place in any three year period. At June 30, 1994, the Company had not experienced a change in ownership for purposes of Section 382.

6.  PROFIT SHARING AND RETIREMENT PLANS
    The Company has established defined contribution plans for all eligible employees. The Profit Sharing and Retirement Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. The Company has also established a voluntary Retirement Savings Plan (401K) to which the Company makes an annual contribution of up to $600 for each participating employee. Combined plan contributions totaled $841,000, $511,000, and $1,250,000 for fiscal years 1994, 1993, and 1992, respectively. Fiscal year 1992 contributions included 40,000 shares of the Company's common stock to its Profit Sharing and Retirement Plan.

7.  ENVIRONMENTAL MATTERS
    Federal, state and local laws and regulations impose various restrictions and controls on the discharge of certain materials, chemicals and gases used in semiconductor processing. The Company does not believe that compliance with such laws and regulations will have a material adverse effect on its financial position.

    The Company and Rachelle Laboratories, Inc. ("Rachelle"), its pharmaceutical subsidiary which discontinued operations in 1986, have been named among several hundred entities as potentially responsible parties ("PRPs") under the provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), in connection with the United States Environmental Protection Agency's ("EPA") investigation of the disposal of allegedly hazardous substances at a major superfund site in Monterey Park, California (the "OII site"). Certain PRPs who settled certain claims with the EPA under two

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  ENVIRONMENTAL MATTERS (CONTINUED)
consent decrees, filed suit in Federal Court in May 1992 against a number of other PRPs, including IR, for cost recovery and contribution under CERCLA. The lawsuit against IR, relating to the first and second consent decrees, was settled in August 1993 for the sum of $40,000 to avoid protracted and expensive litigation. Claims have been made with the Company's insurers with respect to the OII site matter; however, there can be no assurance that the insurance coverage attaches to these claims. There remains the potential for litigation against IR relating to future consent decrees. The Company does not believe that either it or Rachelle is responsible for the disposal at the OII site of any material constituting hazardous substances under CERCLA. Although the ultimate resolution of this matter is unknown, the Company believes that it will not have a material adverse impact on its financial position.

    In May 1993 the Company purchased property from its Employee Profit Sharing and Retirement Plan. At the time of the purchase it was determined that the property required clean up of seepage from a storage tank, at an estimated additional cost of $500,000. The Company commenced the clean up in fiscal year 1994, and the costs to be incurred will be capitalized as additional costs of the property.

    On July 18, 1994, the Company received a letter from the State of Washington Department of Ecology (the "Department") notifying the Company of a proposed finding that the Company is a potentially liable person ("PLP") for alleged PCE contamination (also known as perchloroethylene, tetrachloroethylene, and other names) ("PCE") of real property and groundwater in Yakima County, Washington. The letter alleges that the Company arranged for disposal or treatment of the PCE or arranged with a transporter for the disposal or treatment of the PCE in Yakima County. The Company replied on August 11, 1994 to this letter and stated that it has not contributed to PCE or other solvent contamination at the Yakima County site and that it should not be designated a PLP. On October 11, 1994 the Company received a letter from the Department notifying the Company of its finding that the Company is a PLP in the above matter.

    The Company received a letter dated September 9, 1994, from the State of California Department of Toxic Substances Control stating that the Company may be a PRP for the deposit of hazardous substances at a facility in Whittier, California. The Company's investigation of this matter has just begun and therefore an opinion cannot be expressed as to any ultimate responsibility.

8.  COMMITMENTS
    The future minimum lease commitments under non-cancelable capital and operating leases of equipment and real property at June 30, 1994 were as follows (000's):

                                                                     CAPITAL    OPERATING       TOTAL
FISCAL YEARS                                                         LEASES      LEASES      COMMITMENTS
- ------------------------------------------------------------------  ---------  -----------  -------------
1995..............................................................  $   5,282   $   6,050     $  11,332
1996..............................................................      4,949       5,272        10,221
1997..............................................................      4,436       4,457         8,893
1998..............................................................      3,880       1,826         5,706
1999..............................................................        977         628         1,605
Later years.......................................................          3       1,208         1,211
Less imputed interest.............................................     (3,412)         --        (3,412)
                                                                    ---------  -----------  -------------
Total minimum lease payment.......................................  $  16,115   $  19,441     $  35,556
                                                                    ---------  -----------  -------------
                                                                    ---------  -----------  -------------

Total rental expense on all operating leases charged to income was $6,723,000, $5,591,000, and $3,193,000 in fiscal years 1994, 1993 and 1992, respectively.

9.  INTELLECTUAL PROPERTY RIGHTS
    A competitor, prior to settlement of patent litigation with the Company in February 1992, obtained reexamination by the United States Patent and Trademark Office ("PTO") of the Company's MOSFET

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  INTELLECTUAL PROPERTY RIGHTS (CONTINUED)
patents 4,376,286, 4,959,699 and 5,008,725. The PTO confirmed the patentability of the '725 patent in January 1993 and the '286 patent in July 1993 and the '699 patent in October 1993. In other reexamination proceedings the PTO in November 1992 agreed to reexamine the Company's 4,642,666 patent and in July 1993 agreed to reexamine the Company's 4,705,759 patent. More recently, the PTO on September 12, 1994 agreed to reexamine the Company's 4,642,666 and 4,959,699 patents. The patents subject to reexamination are fundamental to the Company's MOS transistors.

10. LITIGATION
    The Company and SGS-Thomson Microelectronics, Inc. ("SGS") are engaged in various legal proceedings relating to their respective power MOSFET patents. SGS filed suit against the Company in June 1991 in Federal District Court in Texas, charging infringement of U.S. patent 4,553,314. On motion by the Company, the suit was transferred to the Federal District Court in Los Angeles, California, and thereafter SGS amended its complaint to charge infringement of U.S. patents 4,495,513 and 4,712,127. SGS alleges, in substance, that the Company's power MOSFET and IGBT products infringe the '314 patent, that the Company's IGBT products infringe the '513 patent and that certain packages for IR's products (including certain power MOSFET packages) infringe the '127 patent. The complaint, as amended, seeks unspecified actual damages (but no less than an unspecified reasonable royalty) and an injunction restraining further sales of such products. On February 1, 1993, the District Court dismissed SGS's claims for infringement of the '127 and '513 patents for lack of standing and on March 15, 1993 ruled that the SGS '314 patent is unenforceable due to inequitable conduct. SGS appealed these rulings, as well as the order transferring the case to California, to the Court of Appeals for the Federal Circuit. IR cross-appealed a separate ruling by the District Court denying IR's motion for summary judgment that the '314 patent is invalid. In July 1994, the Federal Circuit reversed the District Court's grants of summary judgment as to the '513, '127 and '314 patents and affirmed the District Court's denial of IR's motion for summary judgment of invalidity of the '314 patent. The Federal Circuit ordered, however, that the case should proceed in California. Cross-petitions for writs of certiorari are pending before the U.S. Supreme Court as to the jurisdictional and venue rulings of the Federal Circuit. No trial date has yet been set and the ultimate outcome of the case as to the three SGS patents is unknown.

    In separate proceedings before the same California District Court, IR sought enforcement of a prior license agreement between IR and SGS. The Court in July 1994 granted the Company's motions to enforce the license agreement with SGS, requiring SGS to pay additional past and prospective royalties under IR's U.S. patents 4,959,699 and 4,642,666 on SGS's sales of power MOSFET, IGBT and power IC products. SGS has filed a separate appeal of this ruling with the Federal Circuit.

    The Company has also filed a separate action in the same District Court against SGS and its Italian affiliate, SGS-Thomson Microelectronics, S.r.l., seeking an injunction against infringement of the Company's U.S. patents 5,008,725 and 5,130,767. Trial of the Company's action has been set for January 25, 1995.

    The Company, its directors and certain officers have been named as defendants in three class action lawsuits filed in federal court in California. These suits seek unspecified compensatory and punitive damages for alleged intentional and negligent misrepresentations and violations of the federal securities laws. They generally allege that the Company and the other defendants made materially false statements and/or omitted to state material facts in connection with the public offering of the Company's common stock completed on April 24, 1991 and/or the redemption and conversion in June 1991 of the Company's 9% Convertible Subordinated Debentures Due 2010. They also allege that the Company's projections for growth in fiscal 1992 were materially misleading. Although the Company believes that the claims alleged in the suits are without merit, the ultimate outcome cannot be presently determined. A substantial judgment or

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. LITIGATION (CONTINUED)
settlement, if any, could have a material adverse effect on the Company's financial condition and results of operations. Two of these suits also name Kidder, Peabody & Co. Incorporated and Montgomery Securities as defendants.

    The Company is currently involved in litigation arising in the normal course of business. Management does not believe that the ultimate resolution of this litigation will have a material adverse impact on the financial position of the Company (also see Notes 7 and 9).

11. EXECUTIVE AGREEMENT
    The Company entered into an executive agreement with Eric Lidow dated May 15, 1991 providing for his continued employment with the Company for a six year period as Chief Executive Officer and President or in such other position as the Board of Directors may determine. Mr. Lidow's salary at fiscal year end under this agreement was $550,000. Upon Mr. Lidow's retirement from the Company (or a change in control) he will receive annual payments (Founder's Pension) of 90% of his then current salary. Upon Mr. Lidow's death, payments will be continued to his wife, if she survives him, in an amount equal to two-thirds of his retirement benefits for the remainder of her life. Under the terms of the Founder's Pension, $572,000, $572,000, and $611,000 have been expensed in fiscal years 1994, 1993, and 1992, respectively.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)
    Summarized quarterly financial data is as follows (000's, except per share amounts):

                                                                                               NET
                                                                  GROSS         NET       INCOME (LOSS)
                                                     REVENUES    PROFIT    INCOME (LOSS)    PER SHARE
                                                     ---------  ---------  -------------  -------------
1994
- ---------------------------------------------------
1st Quarter........................................  $  73,094  $  23,420    $   1,976      $    0.10
2nd Quarter........................................     79,104     25,613        3,070           0.15
3rd Quarter........................................     84,252     28,110        4,206           0.21
4th Quarter........................................     92,432     31,795        6,462           0.32

1993
- ---------------------------------------------------
1st Quarter........................................  $  64,980  $  16,937    $  (1,878)     $   (0.09)
2nd Quarter........................................     70,452     19,417       (1,993)         (0.10)
3rd Quarter........................................     70,572     20,513          125           0.01
4th Quarter........................................     75,728     22,181          713           0.04

                           [INSIDE BACK COVER PHOTO]

[PHOTO2]
Schematic illustration of generic automobile showing color-coded application points for International Rectifier components.

[CAPTION]
In recent model years the proliferation of safety and comfort features that use electronic components has made automobiles the fastest-growing market for International Rectifier products.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                        Page
                                                         ---
Prospectus Summary.................................           3
The Company........................................           5
Risk Factors.......................................           5
Use of Proceeds....................................           8
Capitalization.....................................           8
Price Range of Common Stock........................           9
Dividend Policy....................................           9
Selected Consolidated Financial Data...............          10
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............          12
Business...........................................          15
Management.........................................          24
Description of Capital Stock.......................          25
Underwriting.......................................          27
Legal Opinions.....................................          29
Experts............................................          29
Available Information..............................          29
Incorporation of Certain Documents by Reference....          30
Glossary...........................................          31
Index to Consolidated Financial Statements.........         F-1

                                4,500,000 SHARES

                                     [LOGO]

                                 INTERNATIONAL
                                   RECTIFIER
                                  CORPORATION

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS
                                          , 1994

                             ---------------------

                                LEHMAN BROTHERS

                             KIDDER, PEABODY & CO.
                                  INCORPORATED

                             MONTGOMERY SECURITIES

                            PAINEWEBBER INCORPORATED

                               SMITH BARNEY INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

                 Subject to Completion, dated October 28, 1994
PROSPECTUS
                                4,500,000 SHARES
                                     [LOGO]
                      INTERNATIONAL RECTIFIER CORPORATION
                                  COMMON STOCK
                                ----------------

    All of the 4,500,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), offered hereby are being sold by International Rectifier Corporation ("IR" or the "Company"). Of the 4,500,000 shares of Common Stock offered, 900,000 shares will be offered initially outside the United States and Canada by the International Managers (the "International Offering") and 3,600,000 shares will be offered concurrently in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering will be identical. See "Underwriting."

    The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "IRF." On October 27, 1994 the closing price for the Common Stock on the New York Stock Exchange Composite Tape was $23.625 per share. See "Price Range of Common Stock and Dividend Policy."
                             ---------------------

    SEE "RISK FACTORS" FOR CERTAIN MATTERS RELEVANT TO AN INVESTMENT IN THE
                            COMPANY'S COMMON STOCK.
                             ---------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
    AND  EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION  NOR HAS
       THE   SECURITIES   AND   EXCHANGE   COMMISSION   OR   ANY    STATE
           SECURITIES   COMMISSION  PASSED   UPON  THE   ACCURACY  OR
              ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                Underwriting
                                                                 Discounts
                                               Price                and             Proceeds to
                                             to Public        Commissions (1)       Company (2)
Per Share..............................  $                   $                   $
Total (3)..............................  $                   $                   $

(1) The Company has agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting estimated expenses of the Offerings of $           payable
     to the Company.
(3) The Company has granted the International Managers and the U.S. Underwriters a 30-day option to purchase up to 675,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
     to  Company will be $          , $           and $          , respectively.
     See "Underwriting."

                             ---------------------

    The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New
York, New York on or about            , 1994.
                             ---------------------

LEHMAN BROTHERS

         KIDDER, PEABODY INTERNATIONAL PLC

                   MONTGOMERY SECURITIES

                             PAINEWEBBER INTERNATIONAL

                                       SMITH BARNEY INC.

              , 1994

                [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

               CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO
                           NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of the shares of Common Stock by a holder who, for United States federal income tax purposes, is not a United States person (a "Non-United States Holder") who holds such stock as a capital asset. For these purposes, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust whose income is subject to United States federal income tax regardless of its source. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change possibly with retroactive effect. This discussion is for general information only and does not consider all specific facts and circumstances that may be relevant to a particular holder's tax position. Each Non-United States Holder is urged to consult its own tax adviser with respect to the United States federal income tax consequences of owning and disposing of shares of Common Stock, as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction.

    DIVIDENDS. Dividends paid on shares of Common Stock to Non-United States Holders generally will be subject to withholding of United States federal income tax at the rate of 30 percent, subject to a reduction for Non-United States Holders eligible for the benefits of an applicable tax treaty. In the event that the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, the dividend (as adjusted by any applicable deductions) will generally be subject to United States federal income tax at regular graduated rates (if certain certification and disclosure requirements are met) instead of the 30 percent withholding tax described above. Any such effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Holders that are partnerships and trusts may be subject to certain additional withholding requirements and are urged to consult their tax advisers as to the applicability of such requirements. Non-United States Holders may be required to comply with certain certification requirements in order to claim treaty benefits or to be exempt from withholding.

    The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid and tax withheld with respect to shares of Common Stock held by such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. This information may also be made available by the Internal Revenue Service to tax authorities of the country in which the Non-United States Holder resides.

    Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. These rules are currently being studied by the Internal Revenue Service and Treasury Department and may be changed in the future to require certain additional certifications by a non-U.S. Holder of Common Stock.

    GAIN ON DISPOSITION. Any gain recognized upon a disposition of Common Stock by a Non-United States Holder will generally not be subject to United States federal income tax unless (i) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-United States Holder or, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-United States Holder or (ii) the Non-United States Holder is an individual who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual. If an individual Non-United States Holder falls under clause (i) above, he or she will be taxed on his or her net gain derived from the sale under regular graduated U.S. federal income tax rates. If the individual Non-United States Holder falls under clause (ii) above, he or she will be subject to

                [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS] a flat 30% tax on the gain derived from the sale which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual Non-United States Holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisers as to the tax consequences of such sale. If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty. The foregoing treatment is based on the Company's belief that it does not constitute a "United States real property holding corporation" for United States income tax purposes. However, there can be no assurance that the Company will not be so characterized in the future.

    ESTATE TAX. Shares of Common Stock held by an individual Non-United States Holder at the time of his death will be subject to the United States federal estate tax imposed on the estates of nonresident aliens in the absence of a contrary provision in an applicable estate tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    DIVIDENDS. Dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate and dividends that are effectively connected with the conduct of a trade or business in the United States (if certain certification and disclosure requirements are met) are exempt from backup withholding of U.S. federal income tax. In general, backup withholding at a rate of 31% and information reporting will apply to other dividends paid on shares of Common Stock to holders that are not "exempt recipients" and fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.

    DISPOSITION OF COMMON STOCK. Information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

    These information and backup withholding rules are under review by the United States Treasury. Their application to the ownership and disposition of shares of Common Stock could be changed prospectively by future regulations.

                [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE SHARES OF COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

    IN THIS PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS UNLESS STATED OTHERWISE.

                             ---------------------

                               TABLE OF CONTENTS

                                                        Page
                                                         ---
Prospectus Summary.................................           3
The Company........................................           5
Risk Factors.......................................           5
Use of Proceeds....................................           8
Capitalization.....................................           8
Price Range of Common Stock........................           9
Dividend Policy....................................           9
Selected Consolidated Financial Data...............          10
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............          12
Business...........................................          15
Management.........................................          24
Description of Capital Stock.......................          25
Certain United States Federal Tax
  Consequences To Non-United States
  Holders..........................................          27
Underwriting.......................................          29
Legal Opinions.....................................          31
Experts............................................          31
Available Information..............................          31
Incorporation of Certain Documents by Reference....          32
Glossary...........................................          33
Index to Consolidated Financial Statements.........         F-1

                                4,500,000 SHARES

                                     [LOGO]

                                 INTERNATIONAL
                                   RECTIFIER
                                  CORPORATION

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS
                                          , 1994

                             ---------------------

                                LEHMAN BROTHERS

                             KIDDER, PEABODY & CO.
                                           INCORPORATED

                             MONTGOMERY SECURITIES

                           PAINEWEBBER INTERNATIONAL

                               SMITH BARNEY INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is an itemized statement of the estimated expenses, other than underwriting discounts and commissions, all of which were or will be borne by the Company:

ITEM                                                           AMOUNT
- ------------------------------------------------------------  ---------
Registration fee............................................  $  41,155
New York Stock Exchange filing fee..........................     25,650
NASD fee....................................................     12,435
Blue Sky fees and expenses..................................      *
Accounting fees and expenses................................      *
Printing and engraving fee..................................      *
Legal fees and expenses.....................................      *
Transfer agent fees.........................................      *
Miscellaneous...............................................      *
                                                              ---------
    Total...................................................  $   *
                                                              ---------
                                                              ---------

- ------------------------
*To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's bylaws provide for indemnification of directors and officers of the Company to the fullest extent authorized by law. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify for expenses its officers, directors, employees and agents in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses which such officer, director, employee or agent actually and reasonably incurred in connection therewith.

    The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the U.S. Underwriters or the International Managers, as applicable, shall indemnify each director of the Company, each officer of the Company who signed this Registration Statement and each person who controls the Company for certain liabilities, including certain liabilities under the Securities Act of 1933.

    The Company maintains an officers' and directors' liability insurance policy insuring the Company's officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring the Company, under certain circumstances, in the event that indemnification payments are made by the Company to such officers and directors.

ITEM 16. EXHIBITS.

    Exhibit Table

EXHIBIT
  NO.                           DESCRIPTION
- ------- ------------------------------------------------------------
 *1(a)  Form of U.S. Underwriting Agreement.........................
 *1(b)  Form of International Underwriting Agreement................
 *5     Opinion of O'Melveny & Myers, legal counsel of the
         Company....................................................
 23(a)  Consent of Coopers & Lybrand, independent accountants of the
         Company....................................................
*23(b)  Consent of O'Melveny & Myers, legal counsel of the Company
         (included in Exhibit 5)....................................
 24     Power of Attorney (contained in Part II of the Registration
         Statement).................................................

- ------------------------
*To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provision of Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on October 28, 1994.

                                          INTERNATIONAL RECTIFIER
                                           CORPORATION

                                          By:          /s/ ERIC LIDOW

                                             -----------------------------------
                                                         Eric Lidow
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Eric Lidow, Alexander Lidow, Derek Lidow and Michael P. McGee, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                        TITLE                            DATE
- ------------------------------------------------  ------------------------------------------  -------------------

              /s/ DONALD S. BURNS
     --------------------------------------       Director                                     October 28, 1994
                Donald S. Burns

                /s/ GEORGE KRSEK
     --------------------------------------       Director                                     October 28, 1994
                  George Krsek

              /s/ ALEXANDER LIDOW
     --------------------------------------       Director, Executive Vice President of        October 28, 1994
                Alexander Lidow                    Operations

               /s/ DEREK B. LIDOW
     --------------------------------------       Director, Executive Vice President           October 28, 1994
                 Derek B. Lidow

                 /s/ ERIC LIDOW
     --------------------------------------       President, Chief Executive Officer,          October 28, 1994
                   Eric Lidow                      Chairman of the Board

                   SIGNATURE                                        TITLE                            DATE
- ------------------------------------------------  ------------------------------------------  -------------------

              /s/ MICHAEL P. MCGEE
     --------------------------------------       Vice-President, Chief Financial Officer      October 28, 1994
                Michael P. McGee                   and Principal Accounting Officer

     --------------------------------------       Director, Executive Vice President                , 1994
               Robert J. Mueller

     --------------------------------------       Director                                          , 1994
                James D. Plummer

               /s/ JACK O. VANCE
     --------------------------------------       Director                                     October 28, 1994
                 Jack O. Vance

               /s/ ROCHUS E. VOGT
     --------------------------------------       Director                                     October 28, 1994
                 Rochus E. Vogt

                                    APPENDIX


INSIDE FRONT COVER
PHOTO DESCRIPTION:
Daytime aerial photo of International Rectifier's HEXFET America site.

INSIDE BACK COVER
PHOTO DESCRIPTION:
Schematic illustration of generic automobile showing color-coded application points for International Rectifier components.

ILLUSTRATION DESCRIPTION:
PAGE 15
Block diagram demonstrating sequence of four power conversion functions with detail of associated processes and products.

GRAPH DESCRIPTION:
PAGE 16
Area graph of SIA figures on worldwide bipolar and MOS power transistor sales in dollars for calendar years 1987-1993.